Exhibit 99.2

Chunghwa Telecom Co., Ltd. and Subsidiaries

Consolidated Financial Statements for the

Six Months Ended June 30, 2022 and 2021 and

Independent Auditors’ Review Report

INDEPENDENT AUDITORS’ REVIEW REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

Introduction

We have reviewed the accompanying consolidated balance sheets of Chunghwa Telecom Co., Ltd. and its subsidiaries (the “Company”) as of June 30, 2022 and 2021, the related consolidated statements of comprehensive income for the three months ended June 30, 2022 and 2021 and for the six months ended June 30, 2022 and 2021, of changes in equity, and cash flows for the six months then ended, and related notes to the consolidated financial statements, including a summary of significant accounting policies (collectively referred to as the “consolidated financial statements”). Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers, and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China. Our responsibility is to express a conclusion on the consolidated financial statements based on our reviews.

Scope of Review

We conducted our reviews in accordance with Statement of Auditing Standards No. 65 “Review of Financial Information Performed by the Independent Auditor of the Entity”. A review of consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that caused us to believe that the accompanying consolidated financial statements do not present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 2022 and 2021, its consolidated financial performance for the three months ended June 30, 2022 and 2021, and its consolidated financial performance and its consolidated cash flows for the six months ended June 30, 2022 and 2021 in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China.

The engagement partners on the reviews resulting in this independent auditors’ review report are Dien Sheng Chang and Cheng Hung Kuo.

/s/ Dien Sheng Chang	/s/ Cheng Hung Kuo

Deloitte & Touche

Taipei, Taiwan

Republic of China

August 5, 2022

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, financial performance and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally applied in the Republic of China.

For the convenience of readers, the independent auditors’ review report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language independent auditors’ review report and consolidated financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	June 30, 2022 (Reviewed)		December 31, 2021 (Audited)		June 30, 2021 (Reviewed)
	Amount	%	Amount	%	Amount	%
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Note 6)	$54,262,419	10	$39,778,624	8	$32,139,010	6
Financial assets at fair value through profit or loss (Note 7)	447	—	2,566	—	2,326	—
Hedging financial assets (Note 20)	—	—	—	—	—	—
Contract assets (Note 29)	5,761,613	1	5,554,070	1	5,354,120	1
Trade notes and accounts receivable, net (Notes 9 and 29)	22,313,300	4	23,947,107	5	21,952,194	4
Receivables from related parties (Note 37)	74,128	—	41,528	—	43,943	—
Inventories (Notes 10 and 38)	11,074,016	2	11,327,409	2	11,520,609	2
Prepayments (Note 11)	5,273,939	1	2,330,097	—	5,464,420	1
Other current monetary assets (Notes 12 and 34)	7,187,664	2	5,060,878	1	18,888,589	4
Other current assets (Notes 19 and 38)	3,869,350	1	2,978,780	1	3,503,214	1

Total current assets	109,816,876	21	91,021,059	18	98,868,425	19

NONCURRENT ASSETS
Financial assets at fair value through profit or loss (Note 7)	928,804	—	908,775	—	903,625	—
Financial assets at fair value through other comprehensive income (Notes 8 and 34)	3,495,394	1	3,615,888	1	3,635,963	1
Investments accounted for using equity method (Note 14)	7,093,369	1	7,332,774	2	7,269,489	1
Contract assets (Note 29)	2,855,298	1	2,607,744	—	2,382,592	—
Property, plant and equipment (Notes 15, 34, 37 and 38)	285,065,653	54	289,100,461	56	282,692,466	55
Right-of-use assets (Notes 16 and 37)	11,143,348	2	11,050,936	2	10,695,635	2
Investment properties (Note 17)	9,735,148	2	9,662,638	2	9,600,186	2
Intangible assets (Notes 18 and 37)	80,746,075	15	83,945,083	16	87,071,016	17
Deferred income tax assets (Note 3)	2,587,101	1	2,785,006	1	3,066,359	1
Incremental costs of obtaining contracts (Note 29)	950,612	—	987,656	—	944,972	—
Net defined benefit assets (Note 3)	3,742,639	1	3,391,077	1	3,753,935	1
Prepayments (Note 11)	1,854,622	—	1,798,463	—	1,993,835	—
Other noncurrent assets (Notes 19, 38 and 39)	6,591,608	1	4,862,800	1	4,881,441	1

Total noncurrent assets	416,789,671	79	422,049,301	82	418,891,514	81

TOTAL	$526,606,547	100	$513,070,360	100	$517,759,939	100

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term loans (Note 21)	$442,000	—	$65,000	—	$60,000	—
Financial liabilities at fair value through profit or loss (Note 7)	1,606	—	6,180	—	967	—
Hedging financial liabilities (Note 20)	7,300	—	8,286	—	14,013	—
Contract liabilities (Notes 29 and 37)	12,683,708	2	12,234,276	2	13,578,360	3
Trade notes and accounts payable (Note 24)	10,996,777	2	18,063,288	4	12,943,927	3
Payables to related parties (Note 37)	186,732	—	391,358	—	344,203	—
Current tax liabilities (Note 3)	5,017,496	1	4,593,458	1	4,666,649	1
Lease liabilities (Notes 16, 34 and 37)	3,246,565	1	3,210,564	1	3,310,790	1
Dividends payable (Note 28)	35,746,314	7	—	—	33,403,565	6
Other payables (Notes 25 and 34)	21,880,170	4	24,436,708	5	21,424,715	4
Provisions (Note 26)	225,646	—	284,813	—	317,774	—
Current portion of long-term loans (Notes 22 and 38)	—	—	—	—	1,600,000	—
Other current liabilities	1,058,212	—	998,367	—	954,422	—

Total current liabilities	91,492,526	17	64,292,298	13	92,619,385	18

NONCURRENT LIABILITIES
Long-term loans (Notes 22 and 38)	1,600,000	—	1,600,000	—	—	—
Bonds payable (Note 23)	30,474,718	6	26,976,675	6	26,974,488	6
Contract liabilities (Note 29)	7,097,750	2	6,840,056	1	7,023,467	1
Deferred income tax liabilities (Note 3)	2,228,568	—	2,189,411	—	2,077,365	—
Provisions (Note 26)	152,664	—	141,865	—	131,922	—
Lease liabilities (Notes 16, 34 and 37)	7,215,157	2	7,061,689	2	6,025,595	1
Customers’ deposits (Note 37)	5,006,033	1	5,336,343	1	4,815,242	1
Net defined benefit liabilities (Note 3)	2,275,937	—	2,287,663	—	3,415,386	1
Other noncurrent liabilities	4,980,771	1	5,081,910	1	2,018,042	—

Total noncurrent liabilities	61,031,598	12	57,515,612	11	52,481,507	10

Total liabilities	152,524,124	29	121,807,910	24	145,100,892	28

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT (Notes 13 and 28)
Common stocks	77,574,465	15	77,574,465	15	77,574,465	15

Additional paid-in capital	171,294,054	32	171,279,625	33	171,276,947	33

Retained earnings
Legal reserve	77,574,465	15	77,574,465	15	77,574,465	15
Special reserve	3,083,569	1	2,675,419	1	2,675,419	1
Unappropriated earnings	33,202,503	6	50,639,022	10	32,362,223	6

Total retained earnings	113,860,537	22	130,888,906	26	112,612,107	22

Others	(376,983)	—	(408,150)	—	(241,105)	—

Total equity attributable to stockholders of the parent	362,352,073	69	379,334,846	74	361,222,414	70
NONCONTROLLING INTERESTS (Notes 13 and 28)	11,730,350	2	11,927,604	2	11,436,633	2

Total equity	374,082,423	71	391,262,450	76	372,659,047	72

TOTAL	$526,606,547	100	$513,070,360	100	$517,759,939	100

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	Three Months Ended June 30				Six Months Ended June 30
	2022		2021		2022		2021
	Amount	%	Amount	%	Amount	%	Amount	%
REVENUES (Notes 29, 37 and 43)	$52,435,710	100	$49,601,135	100	$103,730,449	100	$99,702,130	100
OPERATING COSTS (Notes 10, 27, 29, 30, 37 and 43)	32,345,819	62	31,058,232	63	64,036,713	62	62,951,147	63

GROSS PROFIT	20,089,891	38	18,542,903	37	39,693,736	38	36,750,983	37

OPERATING EXPENSES (Notes 9, 27, 30, 37 and 43)
Marketing	5,591,603	11	5,044,209	10	11,036,824	11	9,929,385	10
General and administrative	1,542,865	2	1,279,988	2	3,090,413	2	2,582,580	2
Research and development	954,127	2	892,844	2	1,802,579	2	1,768,245	2
Expected credit loss (reversal of credit loss)	(27,801)	—	43,326	—	73,585	—	86,895	—

Total operating expenses	8,060,794	15	7,260,367	14	16,003,401	15	14,367,105	14

OTHER INCOME AND EXPENSES (Note 30)	(3,085)	—	221	—	(4,442)	—	2,790	—

INCOME FROM OPERATIONS	12,026,012	23	11,282,757	23	23,685,893	23	22,386,668	23

NON-OPERATING INCOME AND EXPENSES
Interest income	63,883	—	28,474	—	88,281	—	46,354	—
Other income (Notes 30 and 37)	209,528	—	48,878	—	253,911	—	90,849	—
Other gains and losses (Notes 30, 36 and 37)	62,731	—	94,722	—	(45,595)	—	258,843	—
Interest expenses (Notes 16, 30 and 37)	(64,940)	—	(55,016)	—	(120,952)	—	(105,742)	—
Share of profits of associates and joint ventures accounted for using equity method (Note 14)	205,684	—	65,127	—	315,753	—	108,318	—

Total non-operating income and expenses	476,886	—	182,185	—	491,398	—	398,622	—

INCOME BEFORE INCOME TAX	12,502,898	23	11,464,942	23	24,177,291	23	22,785,290	23
INCOME TAX EXPENSE (Notes 3 and 31)	2,467,406	4	2,195,481	4	4,750,822	4	4,394,199	4

NET INCOME	10,035,492	19	9,269,461	19	19,426,469	19	18,391,091	19

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Unrealized gain or loss on investments in equity instruments at fair value through other comprehensive income (Notes 28 and 36)	(79,236)	—	(65,061)	—	(123,796)	—	(1,010,410)	(1)
Gain or loss on hedging instruments subject to basis adjustment (Note 20)	(15,355)	—	(12,149)	—	986	—	(15,765)	—

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	Three Months Ended June 30				Six Months Ended June 30
	2022		2021		2022		2021
	Amount	%	Amount	%	Amount	%	Amount	%
Share of remeasurements of defined benefit pension plans of associates and joint ventures (Note 14)	$—	—	$—	—	$1,524	—	$758	—

	(94,591)	—	(77,210)	—	(121,286)	—	(1,025,417)	(1)

Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations	74,796	—	(9,227)	—	151,846	—	(47,555)	—
Share of exchange differences arising from the translation of the foreign operations of associates and joint ventures (Note 14)	1,781	—	(1,602)	—	1,587	—	(1,143)	—

	76,577	—	(10,829)	—	153,433	—	(48,698)	—

Total other comprehensive income (loss), net of income tax	(18,014)	—	(88,039)	—	32,147	—	(1,074,115)	(1)

TOTAL COMPREHENSIVE INCOME	$10,017,478	19	$9,181,422	19	$19,458,616	19	$17,316,976	18
NET INCOME ATTRIBUTABLE TO
Stockholders of the parent	$9,656,841	18	$8,947,528	18	$18,716,421	18	$17,752,472	18
Noncontrolling interests	378,651	1	321,933	1	710,048	1	638,619	1

	$10,035,492	19	$9,269,461	19	$19,426,469	19	$18,391,091	19
COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent	$9,642,689	18	$8,858,990	18	$18,749,112	18	$16,679,395	17
Noncontrolling interests	374,789	1	322,432	1	709,504	1	637,581	1

	$10,017,478	19	$9,181,422	19	$19,458,616	19	$17,316,976	18
EARNINGS PER SHARE (Note 32)
Basic	$1.24		$1.15		$2.41		$2.29
Diluted	$1.24		$1.15		$2.41		$2.29

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Equity Attributable to Stockholders of the Parent (Notes 13, 20 and 28)
						Others
							Unrealized Gain
						Exchange	or Loss on
						Differences	Financial Assets
						Arising from the	at Fair Value
			Retained Earnings			Translation of	Through Other	Gain or Loss		Noncontrolling
	Common Stocks	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	the Foreign Operations	Comprehensive Income	on Hedging Instruments	Total	Interests (Notes 13 and 28)	Total Equity
BALANCE, JANUARY 1, 2021	$77,574,465	$171,261,379	$77,574,465	$2,675,419	$47,918,166	$(314,531)	$1,239,901	$1,752	$377,931,016	$11,327,441	$389,258,457
Appropriation of 2020 earnings
Cash dividends recognized by Chunghwa	—	—	—	—	(33,403,565)	—	—	—	(33,403,565)	—	(33,403,565)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	(574,732)	(574,732)
Net income for the six months ended June 30, 2021	—	—	—	—	17,752,472	—	—	—	17,752,472	638,619	18,391,091
Other comprehensive income (loss) for the six months ended June 30, 2021	—	—	—	—	758	(50,544)	(1,007,526)	(15,765)	(1,073,077)	(1,038)	(1,074,115)

Total comprehensive income (loss) for the six months ended June 30, 2021	—	—	—	—	17,753,230	(50,544)	(1,007,526)	(15,765)	16,679,395	637,581	17,316,976

Disposal of investments in equity instruments at fair value through other comprehensive income	—	—	—	—	94,392	—	(94,392)	—	—	—	—
Share-based payment transactions of subsidiaries	—	15,568	—	—	—	—	—	—	15,568	46,343	61,911

BALANCE, JUNE 30, 2021	$77,574,465	$171,276,947	$77,574,465	$2,675,419	$32,362,223	$(365,075)	$137,983	$(14,013)	$361,222,414	$11,436,633	$372,659,047

BALANCE, JANUARY 1, 2022	$77,574,465	$171,279,625	$77,574,465	$2,675,419	$50,639,022	$(392,276)	$(7,588)	$(8,286)	$379,334,846	$11,927,604	$391,262,450
Appropriation of 2021 earnings
Special reserve	—	—	—	408,150	(408,150)	—	—	—	—	—	—
Cash dividends recognized by Chunghwa	—	—	—	—	(35,746,314)	—	—	—	(35,746,314)	—	(35,746,314)
Cash dividends recognized by subsidiaries	—	—	—	—	—	—	—	—	—	(1,053,240)	(1,053,240)
Reversal of unclaimed dividend	—	(117)	—	—	—	—	—	—	(117)	—	(117)
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	(1,159)	—	—	—	—	—	—	(1,159)	(51)	(1,210)
Net income for the six months ended June 30, 2022	—	—	—	—	18,716,421	—	—	—	18,716,421	710,048	19,426,469
Other comprehensive income (loss) for the six months ended June 30, 2022	—	—	—	—	1,524	139,524	(109,343)	986	32,691	(544)	32,147

Total comprehensive income (loss) for the six months ended June 30, 2022	—	—	—	—	18,717,945	139,524	(109,343)	986	18,749,112	709,504	19,458,616

Share-based payment transactions of subsidiaries	—	15,705	—	—	—	—	—	—	15,705	55,033	70,738
Net increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	91,500	91,500

BALANCE, JUNE 30, 2022	$77,574,465	$171,294,054	$77,574,465	$3,083,569	$33,202,503	$(252,752)	$(116,931)	$(7,300)	$362,352,073	$11,730,350	$374,082,423

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Six Months Ended June 30
	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$24,177,291	$22,785,290
Adjustments for:
Depreciation	16,354,468	15,760,497
Amortization	3,274,726	3,282,838
Amortization of incremental costs of obtaining contracts	418,252	395,410
Expected credit loss	73,585	86,895
Interest expense	120,952	105,742
Interest income	(88,281)	(46,354)
Dividend income	(153,229)	—
Compensation cost of share-based payment transactions	8,019	9,243
Share of profits of associates and joint ventures accounted for using equity method	(315,753)	(108,318)
Loss (gain) on disposal of property, plant and equipment	4,442	(2,790)
Gain on disposal of financial instruments	(717)	(300)
Provision for impairment loss and obsolescence of inventory	62,790	32,483
Valuation loss (gain) on financial assets and liabilities at fair value through profit or loss, net	63,323	(223,869)
Others	104,847	(89,958)
Changes in operating assets and liabilities
Decrease (increase) in:
Contract assets	(455,758)	90,096
Trade notes and accounts receivable	1,567,161	644,154
Receivables from related parties	(32,600)	186,753
Inventories	190,603	855,811
Prepayments	(3,000,001)	(2,938,488)
Other current monetary assets	(387,099)	(985,870)
Other current assets	(890,570)	(1,154,117)
Incremental cost of obtaining contracts	(381,208)	(340,789)
Increase (decrease) in:
Contract liabilities	707,126	(123,966)
Trade notes and accounts payable	(7,062,640)	(2,647,149)
Payables to related parties	(204,626)	(301,741)
Other payables	(2,245,578)	(3,200,854)
Provisions	(48,368)	35,525
Other current liabilities	73,444	(66,241)
Net defined benefit plans	(363,288)	(381,325)

Cash generated from operations	31,571,313	31,658,608
Interests paid	(75,034)	(44,577)
Income taxes paid	(4,089,722)	(3,919,610)

Net cash provided by operating activities	27,406,557	27,694,421

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Six Months Ended June 30
	2022	2021
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of financial assets at fair value through other comprehensive income	$(3,302)	$(88,767)
Proceeds from disposal of financial assets at fair value through other comprehensive income	—	2,905,889
Acquisition of financial assets at fair value through profit or loss	(115,785)	(11,868)
Proceeds from disposal of financial assets at fair value through profit or loss	9,128	18,009
Proceeds from capital reduction of financial assets at fair value through profit or loss	65,967	—
Acquisition of time deposits and negotiable certificates of deposit with maturities of more than three months	(4,938,066)	(15,131,187)
Proceeds from disposal of time deposits and negotiable certificates of deposit with maturities of more than three months	3,599,350	3,027,153
Acquisition of investments accounted for using equity method	(20,000)	(329,520)
Proceeds from capital reduction of investments accounted for using equity method	340,182	—
Acquisition of property, plant and equipment	(11,783,711)	(14,995,723)
Proceeds from disposal of property, plant and equipment	4,133	17,486
Acquisition of intangible assets	(75,367)	(68,563)
Acquisition of investment properties	(18,333)	—
Decrease (increase) in other noncurrent assets	(1,742,566)	313,393
Interests received	77,768	38,793
Dividends received	4,737	102,757

Net cash used in investing activities	(14,595,865)	(24,202,148)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	420,000	173,000
Repayments of short-term loans	(43,000)	(180,000)
Proceeds from short-term bills payable	—	5,000,000
Repayments of short-term bills payable	—	(12,000,000)
Proceeds from issuance of bonds	3,500,000	7,000,000
Payments for transaction costs attributable to the issuance of bonds	(4,463)	(7,675)
Decrease in customers’ deposits	(343,909)	(33,751)
Payments for the principal of lease liabilities	(1,932,403)	(1,899,726)
Increase (decrease) in other noncurrent liabilities	(101,139)	127,237
Change in other noncontrolling interests	154,219	52,668
Payment of claimed dividend	(117)	—

Net cash provided by (used in) financing activities	1,649,188	(1,768,247)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	23,915	(4,671)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Six Months Ended June 30
	2022	2021
NET INCREASE IN CASH AND CASH EQUIVALENTS	$14,483,795	$1,719,355
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	39,778,624	30,419,655

CASH AND CASH EQUIVALENTS, END OF PERIOD	$54,262,419	$32,139,010

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2022 AND 2021

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”; Chunghwa together with its subsidiaries are hereinafter referred to collectively as the “Company”.) was incorporated on July 1, 1996 in the Republic of China (“ROC”). Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

Effective August 12, 2005, the MOTC completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages. In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common stocks were listed and traded on the Taiwan Stock Exchange (the “TWSE”) on October 27, 2000. Certain of Chunghwa’s common stocks were sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of Chunghwa’s common stocks were also sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold common stocks of Chunghwa by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

Chunghwa launched its organizational transformation based on customer-centric structure effective from January 2022. Please refer to Note 43 Segment Information for details.

The consolidated financial statements are presented in Chunghwa’s functional currency, New Taiwan dollars.

2.	APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements were approved by the Board of Directors on August 5, 2022.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Except for the following items, the accounting policies applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2021. Please refer to the consolidated financial statements for the year ended December 31, 2021 for the details.

Statement of Compliance

The accompanying consolidated financial statements have been prepared in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission (the “FSC”). The consolidated financial statements do not present all the disclosures required for a complete set of annual consolidated financial statements as required by International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), International Financial Reporting Interpretations Committee (IFRIC) and SIC Interpretations (SIC) (collectively, the “IFRSs”) endorsed and issued into effect by the FSC.

Basis of Consolidation

The detail information of the subsidiaries at the end of reporting period was as follows:

			Percentage of Ownership Interests
Name of Investor	Name of Investee	Main Businesses and Products	June 30, 2022	December 31, 2021	June 30, 2021	Note
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd. (“SENAO”)	Handset and peripherals retailer, sales of CHT mobile phone plans as an agent	28	28	28	a.
	Light Era Development Co., Ltd. (“LED”)	Planning and development of real estate and intelligent buildings, and property management	100	100	100
	Donghwa Telecom Co., Ltd. (“DHT”)	International private leased circuit, IP VPN service, and IP transit services	100	100	100	b.
	Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	International private leased circuit, IP VPN service, and IP transit services	100	100	100
	Chunghwa System Integration Co., Ltd. (“CHSI”)	Providing system integration services and telecommunications equipment	100	100	100
	Chunghwa Investment Co., Ltd. (“CHI”)	Investment	89	89	89
	CHIEF Telecom Inc. (“CHIEF”)	Network integration, internet data center (“IDC”), communications integration and cloud application services	56	56	56	c.
	CHYP Multimedia Marketing & Communications Co., Ltd. (“CHYP”)	Digital information supply services and advertisement services	100	100	100
	Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	Investment	100	100	100
	Spring House Entertainment Tech. Inc. (“SHE”)	Software design services, internet contents production and play, and motion picture production and distribution	56	56	56
	Chunghwa Telecom Global, Inc. (“CHTG”)	International private leased circuit, internet services, and transit services	100	100	100
	Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	Intelligent energy saving solutions, international circuit, and information and communication technology (“ICT”) services.	100	100	100
	Smartfun Digital Co., Ltd. (“SFD”)	Providing diversified family education digital services	65	65	65
	Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	International private leased circuit, IP VPN service, and IP transit services	100	100	100
	Chunghwa Sochamp Technology Inc. (“CHST”)	Design, development and production of Automatic License Plate Recognition software and hardware	51	51	51

(Continued)

			Percentage of Ownership Interests
Name of Investor	Name of Investee	Main Businesses and Products	June 30, 2022	December 31, 2021	June 30, 2021	Note
	Honghwa International Co., Ltd. (“HHI”)	Telecommunications engineering, sales agent of mobile phone plan application and other business services, etc.	100	100	100
	Chunghwa Leading Photonics Tech Co., Ltd. (“CLPT”)	Production and sale of electronic components and finished products	75	75	75
	Chunghwa Telecom (Thailand) Co., Ltd. (“CHTT”)	International private leased circuit, IP VPN service, ICT and cloud VAS services	100	100	100
	CHT Security Co., Ltd. (“CHTSC”)	Computing equipment installation, wholesale of computing and business machinery equipment and software, management consulting services, data processing services, digital information supply services and internet identify services	73	77	77	d.
	International Integrated Systems, Inc. (“IISI”)	IT solution provider, IT application consultation, system integration and package solution	51	51	51	e.
Senao International Co., Ltd.	Senao International (Samoa) Holding Ltd. (“SIS”)	International investment	100	100	100	f.
	Youth Co., Ltd. (“Youth”)	Sale of information and communication technologies products	96	96	96
	Aval Technologies Co., Ltd. (“Aval”)	Sale of information and communication technologies products	100	100	100
	Senyoung Insurance Agent Co., Ltd. (“SENYOUNG”)	Property and liability insurance agency	100	100	100
Youth Co., Ltd.	ISPOT Co., Ltd. (“ISPOT”)	Sale of information and communication technologies products	100	100	100
	Youyi Co., Ltd. (“Youyi”)	Maintenance of information and communication technologies products	100	100	100
Aval Technologies Co., Ltd.	Wiin Technology Co., Ltd. (“Wiin”)	Sale of information and communication technologies products	100	100	100
Senyoung Insurance Agent Co., Ltd.	Senaolife Insurance Agent Co., Ltd. (“Senaolife”)	Life insurance services	100	100	100
CHIEF Telecom Inc.	Unigate Telecom Inc. (“Unigate”)	Telecommunications and internet service	100	100	100
	Chief International Corp. (“CIC”)	Telecommunications and internet service	100	100	100
	Shanghai Chief Telecom Co., Ltd. (“SCT”)	Telecommunications and internet service	49	49	49	g.
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”)	Production and sale of semiconductor testing components and printed circuit board	34	34	34	h.
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation (“CHPT (US)”)	Design and after-sale services of semiconductor testing components and printed circuit board	100	100	100	i.
	CHPT Japan Co., Ltd. (“CHPT (JP)”)	Related services of electronic parts, machinery processed products and printed circuit board	100	100	100

(Continued)

			Percentage of Ownership Interests
Name of Investor	Name of Investee	Main Businesses and Products	June 30, 2022	December 31, 2021	June 30, 2021	Note
	Chunghwa Precision Test Tech. International, Ltd. (“CHPT (International)”)	Wholesale and retail of electronic materials, and investment	100	100	100	j.
	TestPro Investment Co., Ltd. (“TestPro”)	Investment	100	—	—	k.
TestPro Investment Co., Ltd.	NavCore Tech. Co., Ltd (“NavCore”)	Sale and manufacturing of smart equipment, smart factory software and hardware integration and technical consulting service	54	—	—	l.
Senao International (Samoa) Holding Ltd.	Senao International HK Limited (“SIHK”)	International investment	100	100	100	m.
Senao International HK Limited	Senao International Trading (Shanghai) Co., Ltd. (“SITS”)	Sale of information and communication technologies products	—	—	—	n.
Prime Asia Investments Group Ltd. (B.V.I.)	Chunghwa Hsingta Co., Ltd. (“CHC”)	Investment	100	100	100
Chunghwa Hsingta Co., Ltd.	Chunghwa Telecom (China) Co., Ltd. (“CTC”)	Integrated information and communication solution services for enterprise clients, and intelligent energy network service	100	100	100	o.
Chunghwa Precision Test Tech. International, Ltd.	Shanghai Taihua Electronic Technology Limited (“STET”)	Design of printed circuit board and related consultation service	100	100	100
	Su Zhou Precision Test Tech. Ltd. (“SZPT”)	Assembly processed of circuit board, design of printed circuit board and related consultation service	100	100	100	p.
International Integrated Systems, Inc.	Infoexplorer International Co., Ltd.(“IESA”)	Investment	100	100	100
	IISI Investment Co., Ltd. (“IICL”)	Investment	100	100	100
	Unitronics Technology Corp. (“UTC”)	Development and maintenance of information system	99.96	99.96	99.96
Infoexplorer International Co., Ltd.	International Integrated Systems (Hong Kong) Limited (“IEHK”)	Investment and technical consulting service	100	100	100
IISI Investment Co., Ltd.	Leading Tech Co., Ltd. (“LTCL”)	Investment	100	100	100
Leading Tech Co., Ltd.	Leading Systems Co., Ltd. (“LSCL”)	Investment	100	100	100
Leading Systems Co., Ltd.	International Integrated Systems Inc. (Shanghai) (“IISS”)	Development and maintenance of information system	—	—	100	q.

(Concluded)

a.

Chunghwa continues to control seven out of thirteen seats of the Board of Directors of SENAO through the support of large beneficial stockholders. As a result, the Company treated SENAO as a subsidiary.

b.	DHT reduced and returned its capital to its stakeholders in March 2021. The Company’s ownership interest in DHT remained the same.

c.

CHIEF issued new shares in March 2021, December 2021 and March 2022 as its employees exercised options. Therefore, the Company’s ownership interest in CHIEF decreased to 58.89% and 58.72% as of December 31, 2021 and June 30, 2022, respectively.

d.

CHTSC issued new shares in February 2021, February 2022 and May 2022 as its employees exercised options. Therefore, the Company’s ownership interest in CHTSC decreased to 77.46% and 73.09% as of December 31, 2021 and June 30, 2022, respectively.

e.	IISI issued new shares in January 2021 as its employees exercised options. Therefore, the Company’s ownership interest in IISI decreased to 51.02%.

f.

SIS reduced and returned its capital to its stakeholders in November 2020 and July 2021. SIS reduced 8.14% and 48.15% of its capital to offset accumulated deficits in February and October 2021, respectively. The Company’s ownership interest in SIS remained the same.

g.

CHIEF has two out of three seats of the Board of Directors of SCT according to the mutual agreements among stockholders and gained control over SCT; hence, SCT is deemed as a subsidiary of the Company.

h.

Though the Company’s ownership interest in CHPT is less than 50%, the management considered the absolute and relative size of ownership interest, and the dispersion of shares owned by the other stockholders and concluded that the Company has a sufficiently dominant voting interest to direct the relevant activities; hence, CHPT is deemed as a subsidiary of the Company.

i.	CHPT increased its investment in CHPT (US) proportionally in August 2021 and the Company’s ownership interest in CHPT (US) remained the same.

j.	CHPT increased its investment in CHPT (International) proportionally in April 2021 and the Company’s ownership interest in CHPT (International) remained the same.

k.	CHPT invested and established TestPro in March 2022. CHPT obtained 100% ownership interest of TestPro.

l.	TestPro invested and established NavCore in May 2022. TestPro obtained 54.25% ownership interest of NavCore.

m.

SIHK reduced and returned its capital to its stakeholders in November 2020 and May 2021. SIHK reduced 8.15% and 47.79% of its capital to offset accumulated deficits in January and August 2021, respectively. The Company’s ownership interest in SIHK remained the same.

n.	SITS completed its liquidation in April 2021.

o.	CTC was approved to end and dissolve its business in August 2020. The liquidation of CTC is still in process.

p.	CHPT (International) increased its investment in SZPT proportionally in July 2021. The Company’s ownership interest in SZPT remained the same.

q.	IISS completed its liquidation in August 2021.

The following diagram presented information regarding the relationship and percentages of ownership interests between Chunghwa and its subsidiaries as of June 30, 2022.

Other Significant Accounting Policies

a.	Defined benefit retirement benefits

Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year, adjusted for significant market fluctuations since that time and for other significant one-off events.

b.	Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax. Income taxes for interim period are assessed on an annual basis and calculated by applying to an interim period’s pre-tax income the tax rate that would be applicable to expected total annual earnings.

The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Company expects to recover or settle the carrying amount of its assets and liabilities at balance sheet date.

4.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION, UNCERTAINTY AND ASSUMPTION

In the application of the Company’s accounting policies, the management is required to make judgments, estimates and assumptions which are based on historical experience and other factors that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed by the management on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

For the critical accounting judgments and key sources of estimation, uncertainty and assumption applied in these consolidated financial statements, please refer to the consolidated financial statements for the year ended December 31, 2021.

5.	APPLICATION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

a.	Initial application of the amendments to the IFRSs endorsed and issued into effect by the FSC

The initial application of the amendments to the IFRSs issued by the International Accounting Standards Board and endorsed and issued into effect by the FSC does not have material impacts on the Company’s consolidated financial statements.

b.	Amendments to IFRSs endorsed by the FSC for application starting from January 1, 2023

New, Revised or Amended Standards and Interpretations		Effective Date Announced by IASB
Amendments to IAS 1	Disclosure of Accounting Policies	January 1, 2023 (Note 1)
Amendments to IAS 8	Definition of Accounting Estimates	January 1, 2023 (Note 2)
Amendments to IAS 12	Deferred Tax related to Assets and Liabilities arising from a Single Transaction	January 1, 2023 (Note 3)

Note 1:	The amendments will be applied prospectively for annual reporting periods beginning on or after January 1, 2023.

Note 2:

The amendments are applicable to changes in accounting estimates and changes in accounting policies that occur on or after the beginning of the annual reporting period beginning on or after January 1, 2023.

Note 3:

Except that deferred taxes will be recognized for temporary differences associated with leases and decommissioning obligations on January 1, 2022, the amendments will be applied prospectively to transactions that occur on or after January 1, 2022.

As of the date the consolidated financial statements were authorized for issue, the Company is continuously assessing the possible impact that the application of above standards and interpretations will have on the Company’s financial position and operating result and will disclose the relevant impact when the assessment is completed.

c.	IFRSs issued by the IASB but not yet endorsed and issued into effect by the FSC

New, Revised or Amended Standards and Interpretations		Effective Date Announced by IASB (Note)
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between An Investor and Its Associate or Joint Venture	To be determined by IASB
Amendments to IAS 1	Classification of liabilities as current or noncurrent	January 1, 2023

Note:	Unless stated otherwise, the above new IFRSs are effective for annual periods beginning on or after their respective effective dates.

As of the date the consolidated financial statements were authorized for issue, the Company is continuously assessing the possible impact that the application of above standards and interpretations will have on the Company’s financial position and operating result and will disclose the relevant impact when the assessment is completed.

6.	CASH AND CASH EQUIVALENTS

	June 30, 2022	December 31, 2021	June 30, 2021
Cash
Cash on hand	$329,537	$439,989	$346,042
Bank deposits	12,655,287	15,646,840	17,727,926

	12,984,824	16,086,829	18,073,968

Cash equivalents (with maturities of less than three months)
Commercial papers	17,405,434	13,530,111	10,542,368
Negotiable certificates of deposit	20,500,000	7,500,000	700,000
Time deposits	3,371,579	2,656,545	2,822,674
Stimulus vouchers	582	5,139	—

	41,277,595	23,691,795	14,065,042

	$54,262,419	$39,778,624	$32,139,010

The annual yield rates of bank deposits, commercial papers, negotiable certificates of deposit and time deposits as of balance sheet dates were as follows:

	June 30, 2022	December 31, 2021	June 30, 2021
Bank deposits	0.00%~0.82%	0.00%~0.45%	0.00%~0.40%
Commercial papers	0.35%~0.60%	0.17%~0.30%	0.19%~0.22%
Negotiable certificates of deposit	0.55%~0.73%	0.27%~0.30%	0.22%
Time deposits	0.01%~1.48%	0.01%~3.60%	0.06%~3.60%

7.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	June 30, 2022	December 31, 2021	June 30, 2021
Financial assets-current
Mandatorily measured at FVTPL
Non-derivatives
Listed stocks - domestic	$447	$2,566	$2,326

Financial assets-noncurrent
Mandatorily measured at FVTPL
Non-derivatives
Non-listed stocks - domestic	$694,106	$647,998	$582,826
Non-listed stocks - foreign	108,667	236,672	320,799

(Continued)

	June 30, 2022	December 31, 2021	June 30, 2021
Limited partnership - domestic	$117,061	$24,105	$—
Film and drama investing agreement	8,970	—	—

	$928,804	$908,775	$903,625

Financial liabilities-current
Held for trading
Derivatives (not designated for hedge)
Forward exchange contracts	$1,606	$6,180	$967

(Concluded)

Chunghwa’s Board of Directors approved an investment in Taiwania Capital Buffalo Fund VI, L.P. at the amount of $600,000 thousand in January 2022. As of June 30, 2022, Chunghwa invested $100,000 thousand.

Outstanding forward exchange contracts not designated for hedge as of balance sheet dates were as follows:

	Currency	Maturity Period	Contract Amount (In Thousands)
June 30, 2022
Forward exchange contracts - buy	NT$/EUR	2022.09	NT$92,107/EUR2,900
December 31, 2021
Forward exchange contracts - buy	NT$/EUR	2022.03	NT$257,081/EUR8,000
June 30, 2021
Forward exchange contracts - buy	NT$/EUR	2021.09	NT$67,369/EUR2,000

The Company entered into the above forward exchange contracts to manage its exposure to foreign currency risk due to fluctuations in exchange rates. However, the aforementioned derivatives did not meet the criteria for hedge accounting.

8.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME - NONCURRENT

	June 30, 2022	December 31, 2021	June 30, 2021
Domestic investments
Listed stocks	$314,447	$458,582	$149,746
Non-listed stocks	3,044,849	3,029,957	3,384,963
Foreign investments
Non-listed stocks	136,098	127,349	101,254

	$3,495,394	$3,615,888	$3,635,963

The Company holds the above foreign and domestic stocks for medium to long-term strategic purposes and expects to profit from long-term investment. Accordingly, the management elected to designate these investments in equity instruments at FVOCI as they believe that recognizing short-term fair value fluctuations of these investments in profit or loss is not consistent with the Company’s strategy of holding these investments for long-term purposes.

The Company disposed of its investment in China Airlines, Ltd. starting from December 2020 and sold all its shares by February 2021. The total fair value of the disposed investment was $2,635,568 thousand for the six months ended June 30, 2021. The related unrealized gain on financial assets at FVOCI of $94,392 thousand was transferred from other equity to retained earnings upon the aforementioned disposal.

9.	TRADE NOTES AND ACCOUNTS RECEIVABLE, NET

	June 30, 2022	December 31, 2021	June 30, 2021
Trade notes and accounts receivable	$23,712,337	$25,551,942	$23,983,661
Less: Loss allowance	(1,399,037)	(1,604,835)	(2,031,467)

	$22,313,300	$23,947,107	$21,952,194

The main credit terms range from 30 to 90 days.

The Company serves a large consumer base for telecommunications business; therefore, the concentration of credit risk is limited. When having transactions with customers, the Company considers the record of arrears in the past. In addition, the Company may also collect some telecommunication charges in advance to reduce the payment arrears in subsequent periods.

The Company adopted a policy of dealing with counterparties with certain credit ratings for project business and to obtain collateral where necessary to mitigate the risk of loss arising from defaults. Credit rating information is provided by independent rating agencies where available and, if such credit rating information is not available, the Company uses other publicly available financial information and its own historical transaction experience to rate its major customers. The Company continues to monitor the credit exposure and credit ratings of its counterparties and spread the credit risk amongst qualified counterparties.

In order to mitigate credit risk, the management of the Company has delegated a team responsible for determining credit limits, credit approvals and other monitoring procedures to ensure the recoverability of receivables. In addition, the Company reviews the recoverable amounts of receivables at balance sheet dates to ensure that adequate allowance is provided for possible irrecoverable amounts. In this regard, the management believes the Company’s credit risk could be reasonably reduced.

The Company applies the simplified approach to providing for expected credit losses prescribed by IFRS 9, which permits the use of lifetime expected loss provision for receivables. The expected credit losses on receivables are estimated using a provision matrix by reference to past default experience of the customers and an analysis of the customers’ current financial positions, as well as the forward-looking indicators such as macroeconomic business indicator.

When there is evidence indicating that the counterparty is in evasion, bankruptcy, deregistration of its company or the accounts receivable are over two years past due and the recoverable amount cannot be reasonable estimated, the Company writes off the trade notes and accounts receivable. For accounts receivable that have been written off, the Company continues to engage in enforcement activity to attempt to recover the receivables due. Where recoveries are made, these are recognized in profit or loss.

Except for receivables arising from telecommunications business and project business, the Company’s remaining accounts receivable are limited. Therefore, only Chunghwa’s provision matrix arising from telecommunications business and project business is disclosed below:

June 30, 2022

	Not Past Due	Past Due Less than 30 Days	Pass Due 31 to 60 Days	Pass Due 61 to 90 Days	Pass Due 91 to 120 Days	Pass Due 121 to 180 Days	Pass Due over 180 Days	Total
Telecommunications business
Expected credit loss rate (Note a)	0%~1%	1%~21%	2%~62%	9%~79%	23%~90%	46%~96%	100%
Gross carrying amount	$15,954,422	$336,359	$125,266	$48,750	$31,221	$23,376	$614,087	$17,133,481
Loss allowance (lifetime ECL)	(49,888)	(20,984)	(22,587)	(20,841)	(21,984)	(21,660)	(614,087)	(772,031)

Amortized cost	$15,904,534	$315,375	$102,679	$27,909	$9,237	$1,716	$—	$16,361,450

Project business
Expected credit loss rate (Note b)	0%~5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$2,800,641	$25,045	$41,226	$15,420	$2,690	$1,751	$578,378	$3,465,151
Loss allowance (lifetime ECL)	(3,224)	(1,734)	(4,324)	(5,145)	(2,089)	(1,575)	(578,378)	(596,469)

Amortized cost	$2,797,417	$23,311	$36,902	$10,275	$601	$176	$—	$2,868,682

December 31, 2021

	Not Past Due	Past Due Less than 30 Days	Pass Due 31 to 60 Days	Pass Due 61 to 90 Days	Pass Due 91 to 120 Days	Pass Due 121 to 180 Days	Pass Due over 180 Days	Total
Telecommunications business
Expected credit loss rate (Note a)	0%~1%	1%~22%	3%~62%	11%~80%	25%~90%	49%~97%	100%
Gross carrying amount	$16,410,725	$282,040	$82,062	$44,539	$31,065	$31,000	$602,833	$17,484,264
Loss allowance (lifetime ECL)	(50,733)	(23,465)	(28,596)	(29,800)	(25,402)	(28,423)	(602,833)	(789,252)

Amortized cost	$16,359,992	$258,575	$53,466	$14,739	$5,663	$2,577	$—	$16,695,012

Project business
Expected credit loss rate (Note b)	0%~5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$3,988,010	$136	$6,960	$14,271	$411	$799	$769,762	$4,780,349
Loss allowance (lifetime ECL)	(7,835)	(68)	(890)	(4,293)	(210)	(639)	(769,762)	(783,697)

Amortized cost	$3,980,175	$68	$6,070	$9,978	$201	$160	$—	$3,996,652

June 30, 2021

	Not Past Due	Past Due Less than 30 Days	Pass Due 31 to 60 Days	Pass Due 61 to 90 Days	Pass Due 91 to 120 Days	Pass Due 121 to 180 Days	Pass Due over 180 Days	Total
Telecommunications business
Expected credit loss rate (Note a)	0%~1%	2%~23%	3%~73%	11%~88%	26%~94%	53%~98%	100%
Gross carrying amount	$15,211,220	$718,018	$184,787	$53,831	$41,846	$26,521	$629,891	$16,866,114
Loss allowance (lifetime ECL)	(52,456)	(37,859)	(23,817)	(26,491)	(25,076)	(21,422)	(629,891)	(817,012)

Amortized cost	$15,158,764	$680,159	$160,970	$27,340	$16,770	$5,099	$—	$16,049,102

Project business
Expected credit loss rate (Note b)	0%~5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$2,635,433	$269,780	$8,511	$13,986	$9,701	$2,378	$1,141,907	$4,081,696
Loss allowance (lifetime ECL)	(5,102)	(14,285)	(851)	(4,441)	(6,049)	(2,140)	(1,141,907)	(1,174,775)

Amortized cost	$2,630,331	$255,495	$7,660	$9,545	$3,652	$238	$—	$2,906,921

Note a:

Please refer to Note 43 for the information of disaggregation of telecommunications service revenue. The expected credit loss rate applicable to different business revenue varies so as to reflect the risk level indicating by factors like historical experience.

Note b:

The project business has different loss types according to the customer types. The expected credit loss rate listed above is for general customers. When the customer is a government-affiliated entity, it is anticipated that there will not be an instance of credit loss. Customers with past history of bounced checks or accounts receivable exceeding six months overdue are classified as high-risk customers, with an expected credit loss rate of 50%, increasing by period as the days overdue increase.

Movements of loss allowance for trade notes and accounts receivable were as follows:

	Six Months Ended June 30
	2022	2021
Beginning balance	$1,604,835	$2,154,364
Add: Provision for credit loss	71,734	79,732
Less: Amounts written off	(277,532)	(202,629)

Ending balance	$1,399,037	$2,031,467

10.	INVENTORIES

	June 30, 2022	December 31, 2021	June 30, 2021
Merchandise	$3,426,374	$4,070,189	$2,678,787
Project in process	5,134,452	4,805,196	6,369,180
Work in process	167,516	144,847	179,657
Raw materials	257,658	224,338	216,004

	8,986,000	9,244,570	9,443,628
Land held under development	1,998,733	1,998,733	1,998,733
Construction in progress	89,283	84,106	78,248

	$11,074,016	$11,327,409	$11,520,609

The operating costs related to inventories were $11,224,527 thousand (including the valuation loss on inventories of $22,338 thousand) and $22,724,637 thousand (including the valuation loss on inventories of $62,790 thousand) for the three months and six months ended June 30, 2022, respectively. The operating costs related to inventories were $10,038,223 thousand (including the reversal of valuation loss on inventories of $436 thousand) and $21,914,830 thousand (including the valuation loss on inventories of $32,483 thousand) for the three months and six months ended June 30, 2021, respectively.

As of June 30, 2022, December 31, 2021 and June 30, 2021, inventories of $2,088,016 thousand, $2,082,839 thousand and $2,076,981 thousand, respectively, were expected to be realized from the sale after more than twelve months. The aforementioned amount of inventories is related to property development owned by LED.

Land held under development and construction in progress was mainly developed by LED for Qingshan Sec., Dayuan Dist., Taoyuan City project. The Board of Directors of LED resolved to sign a joint construction and separate sale contract with Farglory Land Development Co., Ltd. in June 2021.

11.	PREPAYMENTS

	June 30, 2022	December 31, 2021	June 30, 2021
Prepaid salary and bonus	$2,843,270	$4,201	$2,856,948
Prepaid rents	2,424,586	2,349,236	2,576,732
Others	1,860,705	1,775,123	2,024,575

	$7,128,561	$4,128,560	$7,458,255

Current
Prepaid salary and bonus	$2,843,270	$4,201	$2,856,948
Prepaid rents	585,461	565,950	596,892
Others	1,845,208	1,759,946	2,010,580

	$5,273,939	$2,330,097	$5,464,420

Noncurrent
Prepaid rents	$1,839,125	$1,783,286	$1,979,840
Others	15,497	15,177	13,995

	$1,854,622	$1,798,463	$1,993,835

Prepaid rents comprised the prepayments from the lease agreements applying the recognition exemption and the prepayments for leases that do not meet the definition of leases under IFRS 16.

12.	OTHER CURRENT MONETARY ASSETS

	June 30, 2022	December 31, 2021	June 30, 2021
Time deposits and negotiable certificates of deposit with maturities of more than three months	$4,879,382	$3,498,534	$16,681,655
Accrued custodial receipts	765,442	765,339	907,333
Others	1,542,840	797,005	1,299,601

	$7,187,664	$5,060,878	$18,888,589

The annual yield rates of time deposits and negotiable certificates of deposit with maturities of more than three months at the balance sheet dates were as follows:

	June 30, 2022	December 31, 2021	June 30, 2021
Time deposits and negotiable certificates of deposit with maturities of more than three months	0.03%~2.70%	0.03%~2.70%	0.03%~2.25%

13.	SUBSIDIARIES

a.	Information on subsidiaries with material noncontrolling interests

	Principal	Proportion of Ownership Interests and Voting Rights Held by Noncontrolling Interests
Subsidiaries	Place of Business	June 30, 2022	December 31, 2021	June 30, 2021
SENAO	Taiwan	72%	72%	72%
CHPT	Taiwan	66%	66%	66%

	Profit Allocated to Noncontrolling Interests
	Three Months Ended June 30		Six Months Ended June 30
	2022	2021	2022	2021
SENAO	$78,820	$77,580	$208,900	$187,971

CHPT	$163,286	$142,319	$237,203	$252,565

	Accumulated Noncontrolling Interests
	June 30, 2022	December 31, 2021	June 30, 2021
SENAO	$4,308,418	$4,465,587	$4,227,589
CHPT	5,002,516	4,960,977	4,627,028
Individually immaterial subsidiaries with noncontrolling interests	2,419,416	2,501,040	2,582,016

	$11,730,350	$11,927,604	$11,436,633

Summarized financial information in respect of SENAO and its subsidiaries that has material noncontrolling interests is set out below. The summarized financial information below represented amounts before intercompany eliminations.

	June 30, 2022	December 31, 2021	June 30, 2021
Current assets	$6,776,129	$7,962,726	$6,439,658
Noncurrent assets	3,166,231	3,129,886	3,121,092
Current liabilities	(3,532,028)	(4,531,148)	(3,324,335)
Noncurrent liabilities	(485,983)	(418,431)	(424,696)

Equity	$5,924,349	$6,143,033	$5,811,719

Equity attributable to the parent	$1,615,931	$1,677,446	$1,584,130
Equity attributable to noncontrolling interests	4,308,418	4,465,587	4,227,589

	$5,924,349	$6,143,033	$5,811,719

	Three Months Ended June 30		Six Months Ended June 30
	2022	2021	2022	2021
Revenues and income	$7,059,947	$6,672,672	$15,230,849	$14,280,062
Costs and expenses	6,950,100	6,564,557	14,939,790	14,018,175

Profit for the period	$109,847	$108,115	$291,059	$261,887

Profit attributable to the parent	$31,027	$30,535	$82,159	$73,916
Profit attributable to noncontrolling interests	78,820	77,580	208,900	187,971

Profit for the period	$109,847	$108,115	$291,059	$261,887

Other comprehensive income attributable to the parent	$1,000	$2,888	$1,874	$3,303
Other comprehensive income attributable to noncontrolling interests	2,546	6,979	4,888	6,788

Other comprehensive income for the period	$3,546	$9,867	$6,762	$10,091

Total comprehensive income attributable to the parent	$32,027	$33,423	$84,033	$77,219
Total comprehensive income attributable to noncontrolling interests	81,366	84,559	213,788	194,759

Total comprehensive income for the period	$113,393	$117,982	$297,821	$271,978

	Six Months Ended June 30
	2022	2021
Net cash flow from operating activities	$(806,744)	$(272,388)
Net cash flow from investing activities	(18,628)	171,958
Net cash flow from financing activities	(155,457)	(153,179)
Effect of exchange rate changes on cash and cash equivalents	467	(87)

Net cash outflow	$(980,362)	$(253,696)

Dividends paid to noncontrolling interests	$—	$—

Summarized financial information in respect of CHPT and its subsidiaries that has material noncontrolling interests is set out below. The summarized financial information below represented amounts before intercompany eliminations.

	June 30, 2022	December 31, 2021	June 30, 2021
Current assets	$4,498,744	$4,656,928	$4,426,328
Noncurrent assets	4,592,921	4,063,611	4,117,424
Current liabilities	(1,500,995)	(1,143,341)	(1,496,627)
Noncurrent liabilities	(29,045)	(31,986)	(9,813)

Equity	$7,561,625	$7,545,212	$7,037,312

Equity attributable to CHI	$2,559,109	$2,584,235	$2,410,284
Equity attributable to noncontrolling interests	5,002,516	4,960,977	4,627,028

	$7,561,625	$7,545,212	$7,037,312

	Three Months Ended June 30		Six Months Ended June 30
	2022	2021	2022	2021
Revenues and income	$1,196,333	$1,051,761	$2,042,651	$1,865,728
Costs and expenses	947,100	835,306	1,680,996	1,481,599

Profit for the period	$249,233	$216,455	$361,655	$384,129

Profit attributable to CHI	$85,947	$74,136	$124,452	$131,564
Profit attributable to noncontrolling interests	163,286	142,319	237,203	252,565

Profit for the period	$249,233	$216,455	$361,655	$384,129

Other comprehensive income (loss) attributable to CHI	$126	$(863)	$3,148	$(1,076)
Other comprehensive income (loss) attributable to noncontrolling interests	238	(1,658)	6,041	(2,067)

Other comprehensive income (loss) for the period	$364	$(2,521)	$9,189	$(3,143)

Total comprehensive income attributable to CHI	$86,073	$73,273	$127,600	$130,488
Total comprehensive income attributable to noncontrolling interests	163,524	140,661	243,244	250,498

Total comprehensive income for the period	$249,597	$213,934	$370,844	$380,986

	Six Months Ended June 30
	2022	2021
Net cash flow from operating activities	$589,886	$488,098
Net cash flow from investing activities	(784,515)	(361,234)
Net cash flow from financing activities	79,949	(10,270)
Effect of exchange rate changes on cash and cash equivalents	9,650	(2,958)

Net cash inflow (outflow)	$(105,030)	$113,636

Dividends paid to noncontrolling interests	$—	$—

b.	Equity transactions with noncontrolling interests

CHIEF issued new shares in March 2021, December 2021 and March 2022 as its employees exercised options. Therefore, the Company’s ownership interest in CHIEF decreased. See Note 33(a) for details.

CHTSC issued new shares in February 2021, February 2022 and May 2022 as its employees exercised options. Therefore, the Company’s ownership interest in CHTSC decreased. See Note 33(b) for details.

IISI issued new shares in January 2021 as its employees exercised options. Therefore, the Company’s ownership interest in IISI decreased. See Note 33(c) for details.

The above transactions were accounted for as equity transactions since the Company did not cease to have control over these subsidiaries.

Information of the Company’s equity transactions with noncontrolling interests for the six months ended June 30, 2022 and 2021 was as follows:

	Six Months Ended June 30, 2022
	CHIEF Share-Based Payment	CHTSC Share-Based Payment
Cash consideration received from noncontrolling interests	$27,317	$35,402
The proportionate share of the carrying amount of the net assets of the subsidiary transferred to noncontrolling interests	(16,977)	(30,037)

Differences arising from equity transactions	$10,340	$5,365

Line items for equity transaction adjustments
Additional paid-in capital - arising from changes in equities of subsidiaries	$10,340	$5,365

	Six Months Ended June 30, 2021
	CHIEF Share-Based Payment	CHTSC Share-Based Payment	IISI Share-Based Payment
Cash consideration received from noncontrolling interests	$28,364	$20,650	$3,654
The proportionate share of the carrying amount of the net assets of the subsidiary transferred to noncontrolling interests	(17,242)	(19,066)	(792)

Differences arising from equity transactions	$11,122	$1,584	$2,862

Line items for equity transaction adjustments
Additional paid-in capital - arising from changes in equities of subsidiaries	$11,122	$1,584	$2,862

14.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	June 30, 2022	December 31, 2021	June 30, 2021
Investments in associates	$7,083,529	$7,322,842	$7,259,403
Investment in joint venture	9,840	9,932	10,086

	$7,093,369	$7,332,774	$7,269,489

a.	Investments in associates

Investments in associates were as follows:

	Carrying Amount
	June 30, 2022	December 31, 2021	June 30, 2021
Material associate
Next Commercial Bank Co., Ltd. (“NCB”)	$3,427,110	$3,592,054	$3,616,769

Associates that are not individually material
Listed
Senao Networks, Inc. (“SNI”)	1,177,335	1,077,604	982,572
KingwayTek Technology Co., Ltd. (“KWT”)	257,571	258,943	256,377

(Continued)

	Carrying Amount
	June 30, 2022	December 31, 2021	June 30, 2021
Non-listed
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	$477,560	$447,097	$421,710
Chunghwa PChome Fund I Co., Ltd. (“CPFI”)	303,018	222,491	205,077
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	275,986	347,269	419,500
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	264,544	518,165	548,166
WiAdvance Technology Corporation (“WATC”)	244,670	253,873	267,587
So-net Entertainment Taiwan Limited (“So-net”)	225,944	217,021	222,909
KKBOX Taiwan Co., Ltd. (“KKBOXTW”)	163,537	157,524	155,969
Taiwan International Ports Logistics Corporation (“TIPL”)	84,527	70,121	61,033
CHT Infinity Singapore Pte. Ltd. (“CISG”)	58,673	54,952	55,720
Click Force Co., Ltd. (“CF”)	40,963	36,938	34,513
Imedtac Co., Ltd. (“IME”)	40,323	44,565	—
Baohwa Trust Co., Ltd. (“BHT”)	17,815	—	—
AgriTalk Technology Inc. (“ATT”)	17,328	17,637	—
Cornerstone Ventures Co., Ltd. (“CVC”)	6,625	6,588	6,421
Alliance Digital Tech Co., Ltd. (“ADT”)	—	—	5,080

	3,656,419	3,730,788	3,642,634

	$7,083,529	$7,322,842	$7,259,403

(Concluded)

The percentages of ownership interests and voting rights in associates held by the Company as of balance sheet dates were as follows:

	% of Ownership Interests and Voting Rights
	June 30, 2022	December 31, 2021	June 30, 2021
Material associate
Next Commercial Bank Co., Ltd. (“NCB”)	42	42	42
Associates that are not individually material
Senao Networks, Inc. (“SNI”)	34	34	34
KingwayTek Technology Co., Ltd. (“KWT”)	23	23	23
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	30	30	30
Chunghwa PChome Fund I Co., Ltd. (“CPFI”)	50	50	50

(Continued)

	% of Ownership Interests and Voting Rights
	June 30, 2022	December 31, 2021	June 30, 2021
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	40	40	40
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	38	38	38
WiAdvance Technology Corporation (“WATC”)	20	20	20
So-net Entertainment Taiwan Limited (“So-net”)	30	30	30
KKBOX Taiwan Co., Ltd. (“KKBOXTW”)	30	30	30
Taiwan International Ports Logistics Corporation (“TIPL”)	27	27	27
CHT Infinity Singapore Pte. Ltd. (“CISG”)	40	40	40
Click Force Co., Ltd. (“CF”)	49	49	49
Imedtac Co., Ltd. (“IME”)	7	7	—
Baohwa Trust Co., Ltd. (“BHT”)	40	—	—
AgriTalk Technology Inc. (“ATT”)	17	17	—
Cornerstone Ventures Co., Ltd. (“CVC”)	49	49	49
Alliance Digital Tech Co., Ltd. (“ADT”)	—	—	14

(Concluded)

Summarized financial information of NCB was set out below:

	June 30, 2022	December 31, 2021	June 30, 2021
Assets	$18,336,032	$9,197,280	$9,257,389
Liabilities	(10,064,600)	(524,813)	(528,091)

Equity	$8,271,432	$8,672,467	$8,729,298

The percentage of ownership interest held by the Company	41.90%	41.90%	41.90%
Equity attributable to the Company	$3,465,730	$3,633,764	$3,657,576
Unrealized gain or loss from downstream transactions	(38,620)	(41,710)	(40,807)

The carrying amount of investment	$3,427,110	$3,592,054	$3,616,769

	Three Months Ended June 30		Six Months Ended June 30
	2022	2021	2022	2021
Net revenues (losses)	$(12,081)	$3,979	$16,025	$9,201

Net loss for the period	$(243,520)	$(191,183)	$(391,399)	$(388,834)
Other comprehensive loss	(1,998)	—	(9,636)	—

Total comprehensive loss for the period	$(245,518)	$(191,183)	$(401,035)	$(388,834)

Except for NCB, no associate is considered individually material to the Company. Summarized financial information of associates that are not individually material to the Company was as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2022	2021	2022	2021
The Company’s share of profits	$306,206	$143,919	$476,751	$268,539
The Company’s share of other comprehensive income (loss)	2,618	(1,602)	7,148	(385)

The Company’s share of total comprehensive income	$308,824	$142,317	$483,899	$268,154

The Level 1 fair values of associates based on the closing market prices as of the balance sheet dates were as follows:

	June 30, 2022	December 31, 2021	June 30, 2021
SNI	$2,893,041	$1,699,351	$1,599,877

KWT	$783,640	$909,787	$1,016,473

STS reduced its capital in April 2022 and the Company received $340,182 thousand from capital reduction. The Company’s ownership interest in STS remained the same.

The Company invested $20,000 thousand and obtained 40.00% ownership interest in BHT in March 2022. BHT mainly engages in VR integration and AIoT security services.

The Company invested $55,720 thousand and obtained 40.00% ownership interest in CISG in June 2021. CISG mainly engages in investment business.

The Company invested $273,800 thousand and obtained 20.33% ownership interest by participating in the capital increase of WATC in March 2021. WATC mainly engages in software solution integration. WATC issued new shares in March 2022 as its employees exercised option. Therefore, the Company’s ownership interest in WATC decreased to 20.08% as of June 30, 2022.

The Company’s ownership interest in NCB is 41.90%. Although Chunghwa is the single largest stockholder of NCB, it only obtained six out of fifteen seats of the Board of Directors of NCB. In addition, the management considered the size of ownership interest and the dispersion of shares owned by the other stockholders, other holdings are not extremely dispersed. Chunghwa is not able to direct its relevant activities. Therefore, Chunghwa does not have control over NCB and merely has significant influence over NCB and treats it as an associate.

The Company invested and obtained 50% ownership interest in CPFI. However, as the Company has only two out of five seats of the Board of Directors of CPFI and has no control but significant influence over CPFI. Therefore, the Company recognized CPFI as an investment in associate.

The Company invested and obtained 49% ownership interest in CVC. However, as the Company has only two out of five seats of the Board of Directors of CVC and has no control but significant influence over CVC. Therefore, the Company recognized CVC as an investment in associate.

The Company invested and obtained 7.54% ownership interest in IME. The Company originally treated it as a financial asset at FVOCI. However, as the Company obtained one out of five seats of the Board of Directors of IME in August 2021 and has significant influence over IME, the Company reclassified it as an associate. IME issued new shares in December 2021 as its employees exercised options; therefore, the Company’s ownership interest in IME decreased to 6.74% as of December 31, 2021.

The Company invested and obtained 17.19% ownership interest in ATT. The Company originally treated it as a financial asset at FVOCI. However, as the Company obtained one out of three seats of the Board of Directors of ATT in July 2021 and has significant influence over ATT, the Company reclassified it as an associate.

The Company owns 14% ownership interest in ADT. Considering the seats that the Company controls in the Board of Directors of ADT and the relative size of ownership interest and the dispersion of shares owned by the other stockholders, the Company has significant influence over ADT. ADT completed its liquidation in August 2021.

The Company’s share of profits and other comprehensive income (loss) of associates was recognized based on the reviewed financial statements.

b.	Investment in joint venture

Investment in joint venture was as follows:

	Carrying Amount			% of Ownership Interests and Voting Rights
Name of Joint Venture	June 30, 2022	December 31, 2021	June 30, 2021	June 30, 2022	December 31, 2021	June 30, 2021
Non-listed
Chunghwa SEA Holdings (“CHT SEA”)	$9,840	$9,932	$10,086	51%	51%	51%

The Company invested and established a joint venture, CHT SEA, with Delta Electronics, Inc. and Kwang Hsing Industrial Co., Ltd. and obtained 51% ownership interest of CHT SEA. However, according to the mutual agreements among stockholders, the Company does not individually direct CHT SEA’s relevant activities and has joint control with the other party; therefore, the Company treated CHT SEA as a joint venture.

The joint venture is not considered individually material to the Company. Summarized financial information of CHT SEA was set out below:

	Three Months Ended June 30		Six Months Ended June 30
	2022	2021	2022	2021
The Company’s share of loss	$(32)	$(94)	$(92)	$(114)
The Company’s share of other comprehensive income	—	—	—	—

The Company’s share of total comprehensive loss	$(32)	$(94)	$(92)	$(114)

The Company’s share of loss and other comprehensive income of the joint venture was recognized based on the reviewed financial statements.

15.	PROPERTY, PLANT AND EQUIPMENT

	June 30, 2022	December 31, 2021	June 30, 2021
Assets used by the Company	$277,899,950	$281,849,188	$275,589,918
Assets subject to operating leases	7,165,703	7,251,273	7,102,548

	$285,065,653	$289,100,461	$282,692,466

a.	Assets used by the Company

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Equipment to be Accepted	Total
Cost
Balance on January 1, 2021	$101,990,645	$1,630,362	$70,889,578	$12,405,580	$710,775,709	$3,894,243	$10,299,819	$8,529,416	$920,415,352
Additions	—	—	22,555	23,509	50,729	—	64,708	14,889,912	15,051,413
Disposal	—	(835)	(29,357)	(463,528)	(9,118,293)	(34,219)	(166,834)	—	(9,813,066)
Effect of foreign exchange differences	—	—	—	131	(44,634)	(253)	(1,779)	(3,748)	(50,283)
Others	377,138	1,603	204,848	93,368	14,412,807	2,600	181,816	(14,798,265)	475,915

Balance on June 30, 2021	$102,367,783	$1,631,130	$71,087,624	$12,059,060	$716,076,318	$3,862,371	$10,377,730	$8,617,315	$926,079,331

Accumulated depreciation and impairment
Balance on January 1, 2021	$—	$(1,399,204)	$(29,247,331)	$(10,638,967)	$(593,662,932)	$(3,718,392)	$(7,925,938)	$—	$(646,592,764)
Depreciation expenses	—	(22,223)	(694,939)	(362,308)	(12,250,401)	(31,427)	(350,136)	—	(13,711,434)
Disposal	—	835	29,357	455,195	9,112,669	33,568	166,746	—	9,798,370
Effect of foreign exchange differences	—	—	—	(131)	20,983	108	893	—	21,853
Others	—	—	4,107	(1,137)	2,921	(110)	(11,219)	—	(5,438)

Balance on June 30, 2021	$—	$(1,420,592)	$(29,908,806)	$(10,547,348)	$(596,776,760)	$(3,716,253)	$(8,119,654)	$—	$(650,489,413)

Balance on January 1, 2021, net	$101,990,645	$231,158	$41,642,247	$1,766,613	$117,112,777	$175,851	$2,373,881	$8,529,416	$273,822,588

Balance on June 30, 2021, net	$102,367,783	$210,538	$41,178,818	$1,511,712	$119,299,558	$146,118	$2,258,076	$8,617,315	$275,589,918

Cost
Balance on January 1, 2022	$102,644,714	$1,661,628	$71,358,036	$11,217,048	$713,534,222	$3,927,337	$10,808,873	$10,786,149	$925,938,007
Additions	—	—	20,521	52,618	56,557	—	75,757	10,128,015	10,333,468
Disposal	—	(6,042)	(287)	(281,867)	(10,139,400)	(57,345)	(115,153)	—	(10,600,094)
Effect of foreign exchange differences	—	—	—	101	127,367	—	2,612	10,971	141,051
Others	(62,930)	5,727	157,982	164,428	11,725,566	529	200,891	(12,135,804)	56,389

Balance on June 30, 2022	$102,581,784	$1,661,313	$71,536,252	$11,152,328	$715,304,312	$3,870,521	$10,972,980	$8,789,331	$925,868,821

Accumulated depreciation and impairment
Balance on January 1, 2022	$—	$(1,441,612)	$(30,577,570)	$(9,632,046)	$(590,533,289)	$(3,698,978)	$(8,205,324)	$—	$(644,088,819)
Depreciation expenses	—	(19,987)	(715,119)	(373,162)	(12,802,929)	(38,988)	(364,628)	—	(14,314,813)
Disposal	—	6,042	287	281,694	10,134,218	57,345	111,933	—	10,591,519
Effect of foreign exchange differences	—	—	—	(98)	(67,072)	5	(1,594)	—	(68,759)
Others	—	—	(64,607)	(3,571)	(9,959)	(191)	(9,671)	—	(87,999)

Balance on June 30, 2022	$—	$(1,455,557)	$(31,357,009)	$(9,727,183)	$(593,279,031)	$(3,680,807)	$(8,469,284)	$—	$(647,968,871)

Balance on January 1, 2022, net	$102,644,714	$220,016	$40,780,466	$1,585,002	$123,000,933	$228,359	$2,603,549	$10,786,149	$281,849,188

Balance on June 30, 2022, net	$102,581,784	$205,756	$40,179,243	$1,425,145	$122,025,281	$189,714	$2,503,696	$8,789,331	$277,899,950

There was no indication that property, plant and equipment was impaired; therefore, the Company did not recognize any impairment loss for the six months ended June 30, 2022 and 2021.

Depreciation expense for assets used by the Company is computed using the straight-line method over the following estimated service lives:

Land improvements	10~30 years
Buildings
Main buildings	20~60 years
Other building facilities	3~15 years
Computer equipment	2~8 years
Telecommunications equipment
Telecommunication circuits	2~30 years
Telecommunication machinery and antennas equipment	2~30 years
Transportation equipment	3~10 years
Miscellaneous equipment
Leasehold improvements	2~9 years
Mechanical and air conditioner equipment	3~16 years
Others	1~15 years

b.	Assets subject to operating leases

	Land	Buildings	Total
Cost
Balance on January 1, 2021	$4,972,920	$4,236,156	$9,209,076
Others	(371,754)	(86,374)	(458,128)

Balance on June 30, 2021	$4,601,166	$4,149,782	$8,750,948

Accumulated depreciation and impairment
Balance on January 1, 2021	$—	$(1,615,721)	$(1,615,721)
Depreciation expenses	—	(38,550)	(38,550)
Others	—	5,871	5,871

Balance on June 30, 2021	$—	$(1,648,400)	$(1,648,400)

Balance on January 1, 2021, net	$4,972,920	$2,620,435	$7,593,355

Balance on June 30, 2021, net	$4,601,166	$2,501,382	$7,102,548

Cost
Balance on January 1, 2022	$4,808,926	$4,133,989	$8,942,915
Others	80,901	(264,203)	(183,302)

Balance on June 30, 2022	$4,889,827	$3,869,786	$8,759,613

Accumulated depreciation and impairment
Balance on January 1, 2022	$—	$(1,691,642)	$(1,691,642)
Depreciation expenses	—	(36,419)	(36,419)
Others	—	134,151	134,151

Balance on June 30, 2022	$—	$(1,593,910)	$(1,593,910)

Balance on January 1, 2022, net	$4,808,926	$2,442,347	$7,251,273

Balance on June 30, 2022, net	$4,889,827	$2,275,876	$7,165,703

The Company leases out land and buildings with lease terms between 1 to 20 years. The lessees do not have bargain purchase options to acquire the assets at the expiry of the lease periods.

The future aggregate lease collection under operating lease for the freehold plant, property and equipment was as follows:

	June 30, 2022	December 31, 2021	June 30, 2021
Year 1	$375,805	$371,380	$367,619
Year 2	291,062	300,591	288,745
Year 3	196,064	210,073	229,388
Year 4	159,755	158,541	152,251
Year 5	139,322	135,208	130,076
Onwards	1,158,036	1,177,460	1,208,123

	$2,320,044	$2,353,253	$2,376,202

The above items of property, plant and equipment subject to operating leases are depreciated on a straight-line basis over their estimated useful lives as follows:

Buildings
Main buildings	35~60 years
Other building facilities	3~15 years

16.	LEASE ARRANGEMENTS

a.	Right-of-use assets

	June 30, 2022	December 31, 2021	June 30, 2021
Land and buildings
Handsets base stations	$7,100,234	$6,987,731	$6,980,302
Others	1,680,612	1,537,852	1,699,722
Equipment	2,362,502	2,525,353	2,015,611

	$11,143,348	$11,050,936	$10,695,635

	Three Months Ended June 30		Six Months Ended June 30
	2022	2021	2022	2021
Additions to right-of-use assets			$2,201,387	$1,783,993

Depreciation charge for right-of-use assets
Land and buildings
Handsets base stations	$720,279	$694,706	$1,422,462	$1,383,250
Others	226,196	195,726	388,742	397,487
Equipment	85,258	103,635	170,269	208,640

	$1,031,733	$994,067	$1,981,473	$1,989,377

The Company did not have significant sublease or impairment of right-of-use assets for the six months ended June 30, 2022 and 2021.

b.	Lease liabilities

	June 30, 2022	December 31, 2021	June 30, 2021
Lease liabilities
Current	$3,246,565	$3,210,564	$3,310,790
Noncurrent	7,215,157	7,061,689	6,025,595

	$10,461,722	$10,272,253	$9,336,385

Ranges of discount rates for lease liabilities were as follows:

	June 30, 2022	December 31, 2021	June 30, 2021
Land and buildings
Handsets base stations	0.37%~1.38%	0.37%~1.18%	0.37%~1.18%
Others	0.37%~9.00%	0.37%~9.00%	0.37%~9.00%
Equipment	0.37%~2.99%	0.37%~2.99%	0.37%~2.99%

c.	Important lease-in activities and terms

The Company mainly enters into lease-in agreements of land and buildings for handsets base stations located throughout Taiwan with lease terms ranging from 1 to 20 years. The lease agreements do not contain bargain purchase options to acquire the assets at the expiration of the respective leases. For majority of the lease-in agreements on handsets base station, the Company has the right to terminate the agreement prior to the expiration date if the Company is unable to build the required telecommunication equipment, either due to legal restrictions, controversial events, or other events.

The Company also leases land and buildings for the use of offices, server rooms, and stores with lease terms from 1 to 30 years. Most of the lease agreements for national land adjust the lease payment according to the changes of the announced land values by the authority. At the expiry of the lease term, the Company does not have bargain purchase options to acquire the assets.

The lease agreements for equipment include a contract between Chunghwa and ST-2 Satellite Ventures Pte., Ltd. to lease capacity on the ST-2 satellite. For the information of lease agreements with related parties, please refer to Note 37 to the consolidated financial statements for details.

d.	Other lease information

	Three Months Ended June 30		Six Months Ended June 30
	2022	2021	2022	2021
Expenses relating to low-value asset leases	$2,183	$1,989	$4,197	$4,008

Expenses relating to variable lease payments not included in the measurement of lease liabilities	$1,802	$1,830	$3,629	$3,261

Total cash outflow for leases			$1,974,414	$1,942,323

The Company leases certain equipment which qualifies as low-value asset leases. The Company has elected to apply the recognition exemption and, thus, not to recognize right-of-use assets and lease liabilities for these leases.

Lease-out arrangements under operating leases for freehold property, plant, and equipment and investment properties were set out in Notes 15 and 17 to the consolidated financial statements.

17.	INVESTMENT PROPERTIES

Cost
Balance on January 1 and June 30, 2021	$10,662,450

Accumulated depreciation and impairment
Balance on January 1, 2021	$(1,041,128)
Depreciation expense	(21,136)

Balance on June 30, 2021	$(1,062,264)

Balance on January 1, 2021, net	$9,621,322

Balance on June 30, 2021, net	$9,600,186

Cost
Balance on January 1, 2022	$10,662,596
Additions	18,333
Reclassification	127,132

Balance on June 30, 2022	$10,808,061

Accumulated depreciation and impairment
Balance on January 1, 2022	$(999,958)
Depreciation expense	(21,763)
Reclassification	(51,192)

Balance on June 30, 2022	$(1,072,913)

Balance on January 1, 2022, net	$9,662,638

Balance on June 30, 2022, net	$9,735,148

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvements	10~30 years
Buildings
Main buildings	35~60 years
Other building facilities	4~10 years

The fair values of the Company’s investment properties as of December 31, 2021 and 2020 were determined by Level 3 fair value measurements inputs based on the appraisal reports conducted by independent appraisers. The Company used the aforementioned appraisal reports as the basis to determine the fair values as of June 30, 2022 and 2021 because there was no material change in the economic environment or the market transaction price. Those appraisal reports are based on the comparison approach, income approach or cost approach. Key assumptions and the fair values were as follows:

	June 30, 2022	December 31, 2021	June 30, 2021
Fair value	$25,547,766	$25,547,766	$22,644,318

Overall capital interest rate	0.91%~3.05%	0.91%~3.05%	0.93%~3.03%
Profit margin ratio	8%~20%	8%~20%	12%~20%
Discount rate	—	—	—
Capitalization rate	0.53%~2.11%	0.53%~2.11%	0.73%~2.20%

All of the Company’s investment properties are held under freehold interest.

The future aggregate lease collection under operating lease for investment properties is as follows:

	June 30, 2022	December 31, 2021	June 30, 2021
Year 1	$108,108	$107,183	$114,205
Year 2	86,725	82,505	89,739
Year 3	73,657	61,629	69,550
Year 4	56,928	55,510	44,873
Year 5	34,068	38,605	30,981
Onwards	108,379	77,626	45,499

	$467,865	$423,058	$394,847

18.	INTANGIBLE ASSETS

	Mobile Broadband Concession	Computer Software	Goodwill	Others	Total
Cost
Balance on January 1, 2021	$108,338,000	$3,319,223	$291,206	$392,326	$112,340,755
Additions-acquired separately	—	65,748	—	2,815	68,563
Disposal	—	(223,163)	—	—	(223,163)
Effect of foreign exchange differences	—	(258)	—	(15)	(273)
Others	—	779	—	—	779

Balance on June 30, 2021	$108,338,000	$3,162,329	$291,206	$395,126	$112,186,661

Accumulated amortization and impairment
Balance on January 1, 2021	$(19,318,842)	$(2,532,910)	$(44,926)	$(159,517)	$(22,056,195)
Amortization expenses	(3,099,456)	(168,885)	—	(14,497)	(3,282,838)
Disposal	—	223,163	—	—	223,163
Effect of foreign exchange differences	—	247	—	4	251
Others	—	(26)	—	—	(26)

Balance on June 30, 2021	$(22,418,298)	$(2,478,411)	$(44,926)	$(174,010)	$(25,115,645)

Balance on January 1, 2021, net	$89,019,158	$786,313	$246,280	$232,809	$90,284,560

Balance on June 30, 2021, net	$85,919,702	$683,918	$246,280	$221,116	$87,071,016

(Continued)

	Mobile Broadband Concession	Computer Software	Goodwill	Others	Total
Cost
Balance on January 1, 2022	$108,338,000	$3,202,901	$291,206	$412,477	$112,244,584
Additions-acquired separately	—	67,870	—	7,497	75,367
Disposal	—	(202,634)	—	(899)	(203,533)
Effect of foreign exchange differences	—	2	—	6	8
Others	—	300	—	—	300

Balance on June 30, 2022	$108,338,000	$3,068,439	$291,206	$419,081	$112,116,726

Accumulated amortization and impairment
Balance on January 1, 2022	$(25,517,753)	$(2,529,941)	$(73,624)	$(178,183)	$(28,299,501)
Amortization expenses	(3,099,456)	(155,104)	—	(20,166)	(3,274,726)
Disposal	—	202,634	—	899	203,533
Effect of foreign exchange differences	—	43	—	—	43

Balance on June 30, 2022	$(28,617,209)	$(2,482,368)	$(73,624)	$(197,450)	$(31,370,651)

Balance on January 1, 2022, net	$82,820,247	$672,960	$217,582	$234,294	$83,945,083

Balance on June 30, 2022, net	$79,720,791	$586,071	$217,582	$221,631	$80,746,075

(Concluded)

The concessions are granted and issued by the National Communications Commission (“NCC”). The concession fees are amortized using the straight-line method over the period from the date operations commence through the date the license expires or the useful life, whichever is shorter. The 4G concession fees will be fully amortized by December 2030 and December 2033 and 5G concession fees will be fully amortized by December 2040.

The computer software is amortized using the straight-line method over the estimated useful lives of 1 to 10 years. Other intangible assets are amortized using the straight-line method over the estimated useful lives of 1 to 20 years. Goodwill is not amortized.

19.	OTHER ASSETS

	June 30, 2022	December 31, 2021	June 30, 2021
Spare parts	$3,661,486	$2,836,191	$3,279,729
Refundable deposits	1,920,100	1,971,058	1,877,799
Prepayments for frequency band and equipment	1,625,059	—	—
Other financial assets	1,000,000	1,000,000	1,000,000
Others	2,254,313	2,034,331	2,227,127

	$10,460,958	$7,841,580	$8,384,655

Current
Spare parts	$3,661,486	$2,836,191	$3,279,729
Others	207,864	142,589	223,485

	$3,869,350	$2,978,780	$3,503,214

(Continued)

	June 30, 2022	December 31, 2021	June 30, 2021
Noncurrent
Refundable deposits	$1,920,100	$1,971,058	$1,877,799
Prepayments for frequency band and equipment	1,625,059	—	—
Other financial assets	1,000,000	1,000,000	1,000,000
Others	2,046,449	1,891,742	2,003,642

	$6,591,608	$4,862,800	$4,881,441

			(Concluded)

Chunghwa’s Board of Directors approved the acquisition of the 900MHz frequency band and equipment from Asia Pacific Telecom Co., Ltd. in November 2021. The tax-excluded transaction amount was $1,800,113 thousand and the transaction was approved by the related authority in May 2022. As of June 30, 2022, Chunghwa had paid the tax-excluded amount of $1,625,059 thousand and the remaining amount was paid in July 2022. The aforementioned prepayments for frequency band and equipment would be transferred to intangible assets and spare parts upon the frequency use certificate becomes effective and the equipment is accepted by the Chunghwa.

Other financial assets—noncurrent was Piping Fund. As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute to a Piping Fund administered by the Taipei City Government. This fund was used to finance various telecommunications infrastructure projects. Net assets of this fund will be returned proportionately after the project is completed.

20.	HEDGING FINANCIAL INSTRUMENTS

Chunghwa’s hedge strategy is to enter into forward exchange contracts—buy to avoid its foreign currency exposure to certain foreign currency denominated equipment payments in the following six months. In addition, Chunghwa’s management considers the market condition to determine the hedge ratio and enters into forward exchange contracts with the banks to avoid the foreign currency risk.

Chunghwa signed equipment purchase contracts with suppliers and entered into forward exchange contracts to avoid foreign currency risk exposure to Euro-denominated purchase commitments. Those forward exchange contracts were designated as cash flow hedges. When forecast purchases actually take place, basis adjustments are made to the initial carrying amounts of hedged items.

For the hedges of highly probable forecast sales and purchases, as the critical terms (i.e. the notional amount, life and underlying) of the forward foreign exchange contracts and their corresponding hedged items are the same, the Company performs a qualitative assessment of effectiveness and it is expected that the value of the forward contracts and the value of the corresponding hedged items will systematically change in opposite direction in response to movements in the underlying exchange rates.

The main source of hedge ineffectiveness in these hedging relationships is the effect of credit risks of the Company and the counterparty on the fair value of the forward exchange contracts. Such credit risks do not impact the fair value of the hedged item attributable to changes in foreign exchange rates. No other sources of ineffectiveness emerged from these hedging relationships.

The following tables summarized the information relating to the hedges for foreign currency risk.

June 30, 2022

Hedging Instruments	Currency	Notional Amount (In Thousands)	Maturity	Forward Rate	Line Item in Balance Sheet	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge Ineffectiveness
						Asset	Liability
Cash flow hedge
Forecast purchases - forward exchange contracts	NT$/EUR	NT$ 444,100 /EUR 14,000	2022.09	$31.72	Hedging financial assets (liabilities)	$—	$7,300	$986

	Change in Value of Hedged Item Used for	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items	Calculating Hedge Ineffectiveness	Continuing Hedges	Hedge Accounting no Longer Applied
Cash flow hedge
Forecast equipment purchases	$(986)	$(7,300)	$—

December 31, 2021

		Notional Amount		Forward	Line Item in	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge
Hedging Instruments	Currency	(In Thousands)	Maturity	Rate	Balance Sheet	Asset	Liability	Ineffectiveness
Cash flow hedge
Forecast purchases - forward exchange contracts	NT$/EUR	NT$ 227,780 /EUR 7,000	2022.03	$32.54	Hedging financial assets (liabilities)	$—	$8,286	$(10,038)

	Change in Value of Hedged Item Used for	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items	Calculating Hedge Ineffectiveness	Continuing Hedges	Hedge Accounting no Longer Applied
Cash flow hedge
Forecast equipment purchases	$10,038	$(8,286)	$—

June 30, 2021

			Notional Amount		Forward	Line Item in	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge
Hedging Instruments	Currency		(In Thousands)	Maturity	Rate	Balance Sheet	Asset	Liability	Ineffectiveness
Cash flow hedge
Forecast purchases - forward exchange contracts	NT$	/EUR	NT$ 777,654/ EUR 23,000	2021.09	$33.81	Hedging financial assets (liabilities)	$—	$14,013	$(15,765)

	Change in Value of Hedged Item Used for	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items	Calculating Hedge Ineffectiveness	Continuing Hedges	Hedge Accounting no Longer Applied
Cash flow hedge
Forecast equipment purchases	$15,765	$(14,013)	$—

Six Months Ended June 30, 2022

	Comprehensive Income
				Reclassification from Equity to Profit or Loss and the Adjusted Line Item
Hedge Transaction	Hedging Gain or Loss Recognized in OCI	Amount of Hedge Ineffectiveness Recognized in Profit or Loss	Line Item in Which Hedge Ineffectiveness is Included	Amount Reclassified to P/L and the Adjusted Line Item	Due to Hedged Future Cash Flows No Longer Expected to Occur
Cash flow hedge
Forecast equipment purchases	$986	$—	—	$(2,915)	$—
				Construction in progress and equipment to be accepted	Other gains and losses

Six Months Ended June 30, 2021

	Comprehensive Income
				Reclassification from Equity to Profit or Loss and the Adjusted Line Item
Hedge Transaction	Hedging Gain or Loss Recognized in OCI	Amount of Hedge Ineffectiveness Recognized in Profit or Loss	Line Item in Which Hedge Ineffectiveness is Included	Amount Reclassified to P/L and the Adjusted Line Item	Due to Hedged Future Cash Flows No Longer Expected to Occur
Cash flow hedge
Forecast equipment purchases	$(15,765)	$—	—	$3,722	$—
				Construction in progress and equipment to be accepted	Other gains and losses

21.	SHORT-TERM LOANS

	June 30, 2022	December 31, 2021	June 30, 2021
Unsecured bank loans	$442,000	$65,000	$60,000

The annual interest rates of bank loans were as follows:

	June 30, 2022	December 31, 2021	June 30, 2021
Unsecured bank loans	1.18%~2.84%	1.97%~2.43%	1.97%~2.43%

22.	LONG-TERM LOANS

	June 30, 2022	December 31, 2021	June 30, 2021
Secured bank loans (Note 38)	$1,600,000	$1,600,000	$1,600,000
Less: Current portion	—	—	(1,600,000)

	$1,600,000	$1,600,000	$—

The annual interest rates of bank loans were as follows:

	June 30, 2022	December 31, 2021	June 30, 2021
Secured bank loans	1.30%	0.89%	0.72%

LED obtained a secured loan from Chang Hwa Bank in September 2010. Interest is paid monthly. $300,000 thousand and $1,350,000 thousand were originally due in December 2014 and September 2015, respectively. In October 2014, the bank borrowing mentioned above was extended to September 2018 for one time repayment. LED made an early repayment of $50,000 thousand in April 2015. LED entered into a contract with Chang Hwa Bank to renew the contract upon the maturity of the aforementioned contract in December 2017 and the due date of the renewed contract is September 2021. Furthermore, LED entered into another contract with Chang Hwa Bank to renew the contract upon the maturity of the aforementioned contract in August 2021 and the due date of the renewed contract is September 2024.

23.	BONDS PAYABLE

	June 30, 2022	December 31, 2021	June 30, 2021
Unsecured domestic bonds	$30,500,000	$27,000,000	$27,000,000
Less: Discounts on bonds payable	(25,282)	(23,325)	(25,512)

	$30,474,718	$26,976,675	$26,974,488

The major terms of unsecured domestic bonds issued by Chunghwa were as follows:

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment
2020-1	A	July 2020 to July 2025	$8,800,000	0.50%	One-time repayment upon maturity; interest payable annually
	B	July 2020 to July 2027	7,500,000	0.54%	The same as above
	C	July 2020 to July 2030	3,700,000	0.59%	The same as above

(Continued)

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment
2021-1	A	April 2021 to April 2026	1,900,000	0.42%	The same as above
	B	April 2021 to April 2028	4,100,000	0.46%	The same as above
	C	April 2021 to April 2031	1,000,000	0.50%	The same as above
2022-1 (Sustainable Bond)	—	March 2022 to March 2027	3,500,000	0.69%	The same as above

(Concluded)

24.	TRADE NOTES AND ACCOUNTS PAYABLE

	June 30, 2022	December 31, 2021	June 30, 2021
Trade notes and accounts payable	$10,996,777	$18,063,288	$12,943,927

Trade notes and accounts payable were attributable to operating activities and the trading conditions were agreed separately.

25.	OTHER PAYABLES

	June 30, 2022	December 31, 2021	June 30, 2021
Accrued salary and compensation	$6,215,176	$10,125,732	$5,840,446
Accrued compensation to employees and remuneration to directors and supervisors	2,887,092	1,997,277	2,507,483
Payables to contractors	1,949,821	3,014,677	3,186,184
Amounts collected for others	1,589,190	1,426,443	1,415,601
Accrued maintenance costs	927,892	1,010,892	1,004,573
Payables to equipment suppliers	782,204	1,153,550	748,644
Others	7,528,795	5,708,137	6,721,784

	$21,880,170	$24,436,708	$21,424,715

26.	PROVISIONS

	June 30, 2022	December 31, 2021	June 30, 2021
Warranties	$211,127	$213,537	$208,390
Onerous contracts	97,619	146,541	177,474
Employee benefits	65,797	62,833	59,735
Others	3,767	3,767	4,097

	$378,310	$426,678	$449,696

Current	$225,646	$284,813	$317,774
Noncurrent	152,664	141,865	131,922

	$378,310	$426,678	$449,696

	Warranties	Onerous Contracts	Employee Benefits	Others	Total
Balance on January 1, 2021	$182,431	$170,433	$57,210	$4,097	$414,171
Additional provisions recognized	58,272	7,041	2,921	—	68,234
Used / forfeited during the period	(32,306)	—	(396)	—	(32,702)
Effect of foreign exchange differences	(7)	—	—	—	(7)

Balance on June 30, 2021	$208,390	$177,474	$59,735	$4,097	$449,696

Balance on January 1, 2022	$213,537	$146,541	$62,833	$3,767	$426,678
Additional / (reversal of) provisions recognized	40,245	(48,922)	3,234	—	(5,443)
Used / forfeited during the period	(42,666)	—	(270)	—	(42,936)
Effect of foreign exchange differences	11	—	—	—	11

Balance on June 30, 2022	$211,127	$97,619	$65,797	$3,767	$378,310

a.

The provision for warranty claims represents the present value of the management’s best estimate of the future outflow of economic benefits that will be required under the Company’s obligation for warranties in sales agreements. The estimate has been made based on historical warranty experience.

b.	The provision for employee benefits represents vested long-term service compensation accrued.

c.

The provision for onerous contracts represents the present obligation resulting from the measurement for the unavoidable costs of meeting the Company’s contractual obligations exceed the economic benefits expected to be received from the contracts.

27. RETIREMENT BENEFIT PLANS

Relevant pension costs for defined benefit plans which were determined by the pension cost rates of actuarial valuation as of December 31, 2021 and 2020 were as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2022	2021	2022	2021
Operating costs	$142,106	$182,204	$284,218	$363,867
Marketing expenses	89,733	91,232	179,606	183,120
General and administrative expenses	21,232	19,729	42,243	39,388
Research and development expenses	9,014	10,950	18,115	21,855

	$262,085	$304,115	$524,182	$608,230

28.	EQUITY

a.	Share capital

1)	Common stocks

	June 30, 2022	December 31, 2021	June 30, 2021
Number of authorized shares (thousand)	12,000,000	12,000,000	12,000,000

Authorized shares	$120,000,000	$120,000,000	$120,000,000

Number of issued and paid shares (thousand)	7,757,447	7,757,447	7,757,447

Issued shares	$77,574,465	$77,574,465	$77,574,465

Each issued common stock with par value of $10 is entitled the right to vote and receive dividends.

2)	Global depositary receipts

The MOTC and some stockholders sold some common stocks of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) (one ADS represents 10 common stocks) in July 2003, August 2005, and September 2006. The ADSs were traded on the New York Stock Exchange since July 17, 2003. As of June 30, 2022, the outstanding ADSs were 208,668 thousand common stocks, which equaled 20,867 thousand units and represented 2.69% of Chunghwa’s total outstanding common stocks.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders are entitled to, through deposit agents:

a)	Exercise their voting rights,

b)	Sell their ADSs, and

c)	Receive dividends declared and subscribe to the issuance of new shares.

b.	Additional paid-in capital

The adjustments of additional paid-in capital for the six months ended June 30, 2022 and 2021 were as follows:

	Share Premium	Movements of Additional Paid-in Capital for Associates and Joint Ventures Accounted for Using Equity Method	Movements of Additional Paid-in Capital Arising from Changes in Equities of Subsidiaries	Difference between Consideration Received and Carrying Amount of the Subsidiaries’ Net Assets upon Disposal	Donated Capital	Stockholders’ Contribution due to Privatization	Total
Balance on January 1, 2021	$147,329,386	$186,828	$2,087,957	$987,611	$21,519	$20,648,078	$171,261,379
Share-based payment transactions of subsidiaries	—	—	15,568	—	—	—	15,568

Balance on June 30, 2021	$147,329,386	$186,828	$2,103,525	$987,611	$21,519	$20,648,078	$171,276,947

(Continued)

	Share Premium	Movements of Additional Paid-in Capital for Associates and Joint Ventures Accounted for Using Equity Method	Movements of Additional Paid-in Capital Arising from Changes in Equities of Subsidiaries	Difference between Consideration Received and Carrying Amount of the Subsidiaries’ Net Assets upon Disposal	Donated Capital	Stockholders’ Contribution due to Privatization	Total
Balance on January 1, 2022	$147,329,386	$186,391	$2,104,672	$987,611	$23,487	$20,648,078	$171,279,625
Reversal of unclaimed dividend	—	—	—	—	(117)	—	(117)
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	(1,159)	—	—	—	—	(1,159)
Share-based payment transactions of subsidiaries	—	—	15,705	—	—	—	15,705

Balance on June 30, 2022	$147,329,386	$185,232	$2,120,377	$987,611	$23,370	$20,648,078	$171,294,054

(Concluded)

Additional paid-in capital from share premium, donated capital and the difference between consideration received and the carrying amount of the subsidiaries’ net assets upon disposal may be utilized to offset deficits. Furthermore, when Chunghwa has no deficit, it may be distributed in cash or capitalized, which however is limited to a certain percentage of Chunghwa’s paid-in capital except the additional paid-in capital arising from unclaimed dividend can only be utilized to offset deficits.

The additional paid-in capital from movements of paid-in capital arising from changes in equities of subsidiaries may only be utilized to offset deficits.

Among additional paid-in capital from movements of investments in associates and joint ventures accounted for using equity method, the portion arising from the difference between consideration received and the carrying amount of the subsidiaries net assets upon disposal may be utilized to offset deficits; furthermore, when the Company has no deficit, it may be distributed in cash or capitalized. However, other additional paid-in capital recognized in proportion of share ownership may only be utilized to offset deficits.

c.	Retained earnings and dividends policy

In accordance with the Chunghwa’s Articles of Incorporation, Chunghwa must pay all outstanding taxes, offset deficits in prior years and set aside a legal reserve equal to 10% of its net income before distributing a dividend or making any other distribution to stockholders, except when the accumulated amount of such legal reserve equals to Chunghwa’s total issued capital, and depending on its business needs or requirements, may also set aside or reverse special reserves. No less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed as stockholders’ dividends, of which cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividend to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common stocks.

The Company should appropriate a special reserve when the net amount of other equity items is negative at the end of reporting period upon the earnings distribution. Distributions can be made out of any subsequent reversal of the debit to other equity items.

The appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa. This reserve can only be used to offset a deficit, or, when the legal reserve has exceeded 25% of Chunghwa’s paid-in capital, the excess may be transferred to capital or distributed in cash.

The appropriations of the 2021 and 2020 earnings of Chunghwa approved by the stockholders in their meetings on May 27, 2022 and August 20, 2021 were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal Year 2021	For Fiscal Year 2020	For Fiscal Year 2021	For Fiscal Year 2020
Special reserve	$408,150	$—
Cash dividends	35,746,314	33,403,565	$4.608	$4.306

Information of the appropriation of Chunghwa’s earnings proposed by the Board of Directors and approved by the stockholders is available on the Market Observation Post System website.

d.	Others

1)	Exchange differences arising from the translation of the foreign operations

The exchange differences arising from the translation of the foreign operations from their functional currency to New Taiwan dollars were recognized as exchange differences arising from the translation of the foreign operations in other comprehensive income.

2)	Unrealized gain or loss on financial assets at FVOCI

	Six Months Ended June 30
	2022	2021
Beginning balance	$(7,588)	$1,239,901
Unrealized gain or loss for the period
Equity instruments	(105,306)	(1,007,526)
Share of loss of associates and joint ventures accounted for using equity method	(4,037)	—
Transferred accumulated gain or loss to unappropriated earnings resulting from the disposal of equity instruments (Note 8)	—	(94,392)

Ending balance	$(116,931)	$137,983

e.	Noncontrolling interests

	Six Months Ended June 30
	2022	2021
Beginning balance	$11,927,604	$11,327,441
Shares attributed to noncontrolling interests
Net income for the period	710,048	638,619
Exchange differences arising from the translation of the foreign operations	14,806	2,497
Unrealized gain or loss on financial assets at FVOCI	(18,490)	(2,884)
Share of other comprehensive income (loss) of associates and joint ventures accounted for using equity method	3,140	(651)
Cash dividends recognized by subsidiaries	(1,053,240)	(574,732)
Changes in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	(51)	—

(Continued)

	Six Months Ended June 30
	2022	2021
Share-based payment transactions of subsidiaries	$55,033	$46,343
Net increase in noncontrolling interests	91,500	—

Ending balance	$11,730,350	$11,436,633

(Concluded)

29.	REVENUES

	Three Months Ended June 30		Six Months Ended June 30
	2022	2021	2022	2021
Revenue from contracts with customers	$52,000,296	$49,288,821	$102,871,417	$99,103,657
Other revenues
Rental income	241,018	237,489	485,664	464,568
Government grants income	150,380	33,861	275,579	53,483
Others	44,016	40,964	97,789	80,422

	435,414	312,314	859,032	598,473

	$52,435,710	$49,601,135	$103,730,449	$99,702,130

For the information of performance obligations related to customer contracts, please refer to Note 3 Summary of Significant Accounting Policies to the consolidated financial statements for the year ended December 31, 2021 for details.

a.	Disaggregation of revenue

Please refer to Note 43 Segment Information for details.

b.	Contract balances

	June 30, 2022	December 31, 2021	June 30, 2021	January 1, 2021
Trade notes and accounts receivable (Note 9)	$22,313,300	$23,947,107	$21,952,194	$22,621,902

Contract assets
Products and service bundling	$7,470,251	$7,197,206	$6,988,139	$7,232,134
Others	1,165,401	982,688	766,105	612,206
Less: Loss allowance	(18,741)	(18,080)	(17,532)	(17,792)

	$8,616,911	$8,161,814	$7,736,712	$7,826,548

Current	$5,761,613	$5,554,070	$5,354,120	$5,331,246
Noncurrent	2,855,298	2,607,744	2,382,592	2,495,302

	$8,616,911	$8,161,814	$7,736,712	$7,826,548

(Continued)

	June 30, 2022	December 31, 2021	June 30, 2021	January 1, 2021
Contract liabilities
Telecommunications business	$13,239,483	$13,143,598	$13,021,233	$13,601,662
Project business	6,080,808	5,435,268	7,038,570	6,686,561
Products and service bundling	9,368	4,168	9,487	16,404
Others	451,799	491,298	532,537	421,166

	$19,781,458	$19,074,332	$20,601,827	$20,725,793

Current	$12,683,708	$12,234,276	$13,578,360	$13,436,706
Noncurrent	7,097,750	6,840,056	7,023,467	7,289,087

	$19,781,458	$19,074,332	$20,601,827	$20,725,793

(Concluded)

The changes in the contract asset and the contract liability balances primarily result from the timing difference between the satisfaction of performance obligations and the payments collected from customers.

The Company applies the simplified approach to recognize expected credit losses prescribed by IFRS 9, which permits the use of lifetime expected loss provision for receivables. Contract assets will be reclassified to trade receivables when the corresponding invoice is billed to the client. Contract assets have substantially the same risk characteristics as the trade receivables of the same types of contracts. Therefore, the Company concluded that the expected loss rates for trade receivables can be applied to the contract assets.

c.	Incremental costs of obtaining contracts

	June 30, 2022	December 31, 2021	June 30, 2021
Noncurrent
Incremental costs of obtaining contracts	$950,612	$987,656	$944,972

The Company considered the past experience and the default clauses in the telecommunications service contracts and believes the commissions and equipment subsidies paid for obtaining such contracts are expected to be recoverable; therefore, such costs were capitalized. Amortization expenses for the three months and six months ended June 30, 2022 were $207,380 thousand and $418,252 thousand, respectively. Amortization expenses for the three months and six months ended June 30, 2021 were $200,530 thousand and $395,410 thousand, respectively.

30.	NET INCOME

a.	Other income and expenses

	Three Months Ended June 30		Six Months Ended June 30
	2022	2021	2022	2021
Gain (loss) on disposal of property, plant and equipment, net	$(3,085)	$221	$(4,442)	$2,790

b.	Other income

	Three Months Ended June 30		Six Months Ended June 30
	2022	2021	2022	2021
Dividend income	$153,229	$—	$153,229	$—
Rental income	19,718	16,317	39,167	32,389
Others	36,581	32,561	61,515	58,460

	$209,528	$48,878	$253,911	$90,849

c.	Other gains and losses

	Three Months Ended June 30		Six Months Ended June 30
	2022	2021	2022	2021
Valuation gain (loss) on financial assets and liabilities at fair value through profit or loss, net	$30,753	$90,028	$(63,323)	$223,869
Foreign currency exchange gain or loss, net	23,443	20,568	(5,465)	58,772
Gain (loss) on disposal of financial instruments, net	(11)	114	717	300
Others	8,546	(15,988)	22,476	(24,098)

	$62,731	$94,722	$(45,595)	$258,843

d.	Interest expenses

	Three Months Ended June 30		Six Months Ended June 30
	2022	2021	2022	2021
Interest on bonds payable	$41,945	$32,944	$77,628	$60,363
Interest on lease liabilities	17,854	17,368	34,185	35,328
Interest paid to financial institutions	5,137	3,760	9,129	9,082
Others	4	944	10	969

	$64,940	$55,016	$120,952	$105,742

e.	Impairment loss (reversal of impairment loss)

	Three Months Ended June 30		Six Months Ended June 30
	2022	2021	2022	2021
Contract assets	$253	$(367)	$661	$(260)

Trade notes and accounts receivable	$(14,787)	$36,981	$71,734	$79,732

Other receivables	$(13,267)	$6,712	$1,190	$7,423

Inventories	$22,338	$(436)	$62,790	$32,483

f.	Depreciation and amortization expenses

	Three Months Ended June 30		Six Months Ended June 30
	2022	2021	2022	2021
Property, plant and equipment	$7,260,209	$6,907,714	$14,351,232	$13,749,984
Right-of-use assets	1,031,733	994,067	1,981,473	1,989,377
Investment properties	11,216	10,568	21,763	21,136
Intangible assets	1,640,142	1,641,801	3,274,726	3,282,838
Incremental costs of obtaining contracts	207,380	200,530	418,252	395,410

Total depreciation and amortization expenses	$10,150,680	$9,754,680	$20,047,446	$19,438,745

Depreciation expenses summarized by functions Operating costs	$7,778,250	$7,462,422	$15,343,572	$14,846,673
Operating expenses	524,908	449,927	1,010,896	913,824

	$8,303,158	$7,912,349	$16,354,468	$15,760,497

Amortization expenses summarized by functions Operating costs	$1,798,015	$1,790,341	$3,595,536	$3,574,977
Marketing expenses	19,573	23,419	39,549	47,075
General and administrative expenses	16,706	17,399	33,495	35,191
Research and development expenses	13,228	11,172	24,398	21,005

	$1,847,522	$1,842,331	$3,692,978	$3,678,248

g.	Employee benefit expenses

	Three Months Ended June 30		Six Months Ended June 30
	2022	2021	2022	2021
Post-employment benefit
Defined contribution plans	$210,365	$194,423	$417,173	$386,970
Defined benefit plans	262,085	304,115	524,182	608,230

	472,450	498,538	941,355	995,200

Share-based payment
Equity-settled share-based payment	$4,016	$5,182	$8,019	$9,243

Other employee benefit (Note)	11,075,136	10,712,083	21,940,860	21,261,184

Total employee benefit expenses	$11,551,602	$11,215,803	$22,890,234	$22,265,627

Summary by functions
Operating costs	$5,573,411	$5,812,416	$11,080,028	$11,504,947
Operating expenses	5,978,191	5,403,387	11,810,206	10,760,680

	$11,551,602	$11,215,803	$22,890,234	$22,265,627

Note:	Other employee benefit mainly includes salaries, compensation and labor and health insurance expenses, etc.

Chunghwa distributes employees’ compensation at the rates from 1.7% to 4.3% and remuneration to directors not higher than 0.17%, respectively, of pre-tax income.

If there is a change in the proposed amounts after the annual consolidated financial statements are authorized for issue, the difference is recorded as a change in accounting estimate.

The compensation to the employees and remuneration to the directors of 2021 and 2020 approved by the Board of Directors on February 23, 2022 and 2021, respectively, were as follows:

	Cash
	2021	2020
Compensation distributed to the employees	$1,429,000	$1,202,448
Remuneration paid to the directors	38,552	35,803

There was no difference between the initial accrued amounts recognized in 2021 and 2020 and the amounts approved by the Board of Directors in 2022 and 2021 of the aforementioned compensation to employees and the remuneration to directors.

Information of the appropriation of Chunghwa’s employees compensation and remuneration to directors and those approved by the Board of Directors is available on the Market Observation Post System website.

31.	INCOME TAX

a.	Income tax recognized in profit or loss

The major components of income tax expense were as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2022	2021	2022	2021
Current tax
Current tax expenses recognized for the period	$2,349,675	$2,164,804	$4,600,743	$4,282,592
Income tax on unappropriated earnings	30,379	31,245	30,379	31,245
Income tax adjustments on prior years	(118,607)	(67,241)	(118,607)	(96,963)
Others	593	219	984	373

	2,262,040	2,129,027	4,513,499	4,217,247

Deferred tax
Deferred tax expenses recognized for the period	54,731	60,875	86,680	173,858
Income tax adjustments on prior years	150,635	5,579	150,643	3,094

	205,366	66,454	237,323	176,952

Income tax recognized in profit or loss	$2,467,406	$2,195,481	$4,750,822	$4,394,199

The applicable tax rate used by the entities subject to the Income Tax Act of the Republic of China is 20%, while the applicable tax rate used by subsidiaries in China is 25%. Tax rates used by other entities of the Company operating in other jurisdictions are based on the tax laws in those jurisdictions.

b.	Income tax examinations

Income tax returns of Chunghwa, Aval, Wiin, CHSI, CHPT and HHI have been examined by the tax authorities through 2019. Income tax returns of SENAO, ISPOT, Youth, Youyi, SENYOUNG, Senaolife, CHYP, CHI, CHIEF, Unigate, SFD, CLPT, CHTSC, LED, SHE, CHST, IISI and UTC has been examined by the tax authorities through 2020.

32.	EARNINGS PER SHARE (“EPS”)

Net income and weighted average number of common stocks used in the calculation of earnings per share were as follows:

Net Income

	Three Months Ended June 30		Six Months Ended June 30
	2022	2021	2022	2021
Net income used to compute the basic earnings per share
Net income attributable to the parent	$9,656,841	$8,947,528	$18,716,421	$17,752,472
Assumed conversion of all dilutive potential common stocks
Employee stock options and employee compensation of subsidiaries	(900)	(776)	(2,123)	(1,816)

Net income used to compute the diluted earnings per share	$9,655,941	$8,946,752	$18,714,298	$17,750,656

Weighted Average Number of Common Stocks

(Thousand Shares)

	Three Months Ended June 30		Six Months Ended June 30
	2022	2021	2022	2021
Weighted average number of common stocks used to compute the basic earnings per share	7,757,447	7,757,447	7,757,447	7,757,447
Assumed conversion of all dilutive potential common stocks
Employee compensation	1,705	1,650	6,696	6,447

Weighted average number of common stocks used to compute the diluted earnings per share	7,759,152	7,759,097	7,764,143	7,763,894

As Chunghwa may settle the employee compensation in shares or cash, Chunghwa shall presume that it will be settled in shares and take those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect. The dilutive effect of the shares needs to be considered until the approval of the number of shares to be distributed to employees as compensation in the following year.

33.	SHARE-BASED PAYMENT ARRANGEMENT

a.	CHIEF share-based compensation plan (“CHIEF Plan”) described as follows:

Effective Date for Plan Registration	Resolution Date by CHIEF’s Board of Directors	Stock Options Units	Exercise Price (NT$)
2020.09.16	2020.10.26	200.00	$199.70
			(Original price$206.00)
2017.12.18	2018.10.31	50.00	$134.50
			(Original price$147.00)
	2017.12.19	950.00	$128.70
			(Original price$147.00)

Each option is eligible to subscribe for one thousand common stocks when exercisable. The options are granted to specific employees that meet the vesting conditions. The CHIEF Plan has an exercise price adjustment formula upon the changes in common stocks or distribution of cash dividends. The options of the CHIEF Plan are valid for five years and the graded vesting schedule will vest two years after the grant date.

The Board of Directors of CHIEF resolved to issue stock options on October 26, 2020 and authorized the chairman to decide the grant date. Afterwards, the grant date was decided as November 13, 2020.

The compensation costs for stock options for the three months and six months ended June 30, 2022 and 2021 were as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2022	2021	2022	2021
Granted on November 13, 2020	$2,432	$2,433	$4,863	$4,865
Granted on October 31, 2018	18	42	35	84
Granted on December 19, 2017	—	34	—	86

	$2,450	$2,509	$4,898	$5,035

CHIEF modified the plan terms of stock options granted on November 13, 2020 in September 2021; therefore, the exercise price changed from $206.00 to $199.70 per share. The modification did not cause any incremental fair value granted.

CHIEF modified the plan terms of stock options granted on October 31, 2018 in September 2021; therefore, the exercise price changed from $138.70 to $134.50 per share. The modification did not cause any incremental fair value granted.

CHIEF modified the plan terms of stock options granted on December 19, 2017 in September 2021; therefore, the exercise price changed from $132.70 to $128.70 per share. The modification did not cause any incremental fair value granted.

Information about CHIEF’s outstanding stock options for the six months ended June 30, 2022 and 2021 was as follows:

	Six Months Ended June 30, 2022
	Granted on November 13, 2020		Granted on October 31, 2018		Granted on December 19, 2017
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the period	194.00	$199.70	10.50	$134.50	213.25	$128.70
Options exercised	—	—	—	—	(212.25)	128.70

Options outstanding at end of the period	194.00	199.70	10.50	134.50	1.00	128.70

Options exercisable at end of the period	—	—	—	—	1.00	128.70

Weighted average remaining contractual life (years)	3.37		1.33		0.46

	Six Months Ended June 30, 2021
	Granted on November 13, 2020		Granted on October 31, 2018		Granted on December 19, 2017
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the period	200.00	$206.00	21.00	$138.70	427.50	$132.70
Options exercised	—	—	—	—	(213.75)	132.70
Options forfeited	(6.00)	—	—	—	(0.50)	—

Options outstanding at end of the period	194.00	206.00	21.00	138.70	213.25	132.70

Options exercisable at end of the period	—	—	—	—	—	—

Weighted average remaining contractual life (years)	4.37		2.33		1.46

CHIEF used the fair value method to evaluate the options using the Black-Scholes model and binomial option pricing model and the related assumptions and the fair value of the options were as follows:

	Stock Options Granted on November 13, 2020	Stock Options Granted on October 31, 2018	Stock Options Granted on December 19, 2017
Grant-date share price (NT$)	$356.00	$166.00	$95.92
Exercise price (NT$)	$206.00	$147.00	$147.00
Dividend yield	—	—	—
Risk-free interest rate	0.18%	0.72%	0.62%
Expected life	5 years	5 years	5 years
Expected volatility	34.61%	16.60%	17.35%
Weighted average fair value of grants (NT$)	$173,893	$33,540	$2,318

The expected volatility for the options granted in 2020 was based on CHIEF’s average annualized historical share price volatility from June 5, 2018, CHIEF’s listing date on Taipei Exchange, to the grant date. The expected volatilities for the options granted from 2017 and 2018 were based on the average annualized historical share price volatility of CHIEF’s comparable companies before the grant date.

b.	CHTSC share-based compensation plan (“CHTSC Plan”) described as follows:

The Board of Directors of CHTSC resolved to issue 4,500 and 3,500 stock options on December 20, 2019 and February 20, 2021, respectively. Each option is eligible to subscribe for one thousand common stocks when exercisable and the exercise price are both $19.085 per share. The options are granted to specific employees that meet the vesting conditions. The CHTSC Plan has an exercise price adjustment formula upon the changes in common stocks. The options of the CHTSC Plan are valid for five years and the graded vesting schedule will vest one year after the grant date.

The compensation costs for stock options for the three months and six months ended June 30, 2022 and 2021 were as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2022	2021	2022	2021
Granted on February 20, 2021	$889	$1,602	$1,778	$2,293
Granted on December 20, 2019	394	731	789	1,462

	$1,283	$2,333	$2,567	$3,755

Information about CHTSC’s outstanding stock options for the six months ended June 30, 2022 and 2021 were as follows:

	Six Months Ended June 30, 2022
	Granted on February 20, 2021		Granted on December 20, 2019
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the period	3,324	$19.085	3,174	$19.085
Options exercised	(797)	19.085	(1,058)	19.085
Options forfeited	(121)	—	(36)	—

Options outstanding at end of the period	2,406	19.085	2,080	19.085

Options exercisable at end of the period	20	19.085	—	—

Weighted average remaining contractual life (years)	3.64		2.47

	Six Months Ended June 30, 2021
	Granted on February 20, 2021		Granted on December 20, 2019
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the period	—	$—	4,328	$19.085
Options granted	3,500	19.085	—	—
Options exercised	—	—	(1,082)	19.085
Options forfeited	(56)	—	(48)	—

Options outstanding at end of the period	3,444	19.085	3,198	19.085

Options exercisable at end of the period	—	—	—	—

Weighted average remaining contractual life (years)	4.64		3.47

CHTSC used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

	Stock Options Granted on Ferbuary 20, 2021	Stock Options Granted on December 20, 2019
Grant-date share price (NT$)	$23.76	$20.17
Exercise price (NT$)	$19.085	$19.085
Dividend yield	15.18%	12.49%
Risk-free interest rate	0.25%	0.54%
Expected life	5 years	5 years
Expected volatility	47.35%	42.41%
Weighted average fair value of grants (NT$)	$3,350	$2,470

Expected volatility was based on the average annualized historical share price volatility of CHTSC’s comparable companies before the grant date.

c.	IISI share-based compensation plan (“IISI Plan”) described as follows:

IISI issued 1,665 stock options in January 2014. Each option is eligible to subscribe for one thousand common stocks when exercisable. The options are granted to specific employees of IISI and its subsidiaries that meet the vesting conditions. The options of the IISI Plan are valid for seven years and the graded vesting schedule will vest at certain percentages starting from two years after the grant date. The exercise price of the original options is $14 per share. After the options are issued, if the common stocks of IISI change, the exercise price of the options should be adjusted according to the prescribed formula.

Information about IISI’s outstanding stock options for the six months ended June 30, 2021 was as follows:

	Six Months Ended June 30, 2021
	Granted in January 2014
	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the period	530.00	$14.00
Options exercised	(261.00)	14.00
Options forfeited	(269.00)	—

Options outstanding at end of the period	—	—

Options exercisable at end of the period	—	—

Weighted average remaining contractual life (years)	—

No compensation cost of stock options granted was recognized for the six months ended June 30, 2021.

IISI used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted in January 2014
Grant-date share price (NT$)	$14.51
Exercise price (NT$)	$14.00
Dividend yield	6%
Risk-free interest rate	1.16%~1.32%
Expected life	4.5~5.5 years
Expected volatility	35.28%~35.97%
Weighted average fair value of grants (NT$)	$2,345

Expected volatility was based on the average annualized historical share price volatility of IISI’s comparable companies before the grant date.

d.	CLPT share-based compensation plan (“CLPT Plan”) described as follows:

The Board of Directors of CLPT resolved to issue 690 and 600 stock options on February 26, 2021 and May 31, 2022, respectively. Each option is eligible to subscribe for one thousand common stocks when exercisable and the exercise price are both $16.87 per share. The options are granted to specific employees that meet the vesting conditions. The CLPT Plan has an exercise price adjustment formula upon the changes in common stocks or distribution of cash dividends. The options of the CLPT Plan are valid for four years and the graded vesting schedule will vest two years after the grant date.

The compensation costs for stock options for the three months and six months ended June 30, 2022 and 2021 were as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2022	2021	2022	2021
Granted on May 31, 2022	$117	$—	$117	$—
Granted on February 26, 2021	166	340	437	453

	$283	$340	$554	$453

CLPT modified the plan terms of stock options granted on February 26, 2021 in September 2021; therefore, the exercise price changed from $16.87 to $15.90 per share. The modification did not cause any incremental fair value granted.

Information about CLPT’s outstanding stock options for the six months ended June 30, 2022 and 2021 was as follows:

	Six Months Ended June 30, 2022
	Granted on May 31, 2022		Granted on February 26, 2021
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the period	—	$—	550	$15.90
Options granted	600	16.87	—	—
Options forfeited	—	—	(40)	—

Options outstanding at end of the period	600	16.87	510	15.90

Options exercisable at end of the period	—	—	—	—

Weighted average remaining contractual life (years)	3.92		2.66

	Six Months Ended June 30, 2021
	Granted on February 26, 2021
	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the period	—	$—
Options granted	690	16.87

Options outstanding at end of the period	690	16.87

Options exercisable at end of the period	—	—

Weighted average remaining contractual life (years)	3.66

CLPT used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

	Stock Options Granted on May 31, 2022	Stock Options Granted on February 26, 2021
Grant-date share price (NT$)	$18.66	$17.63
Exercise price (NT$)	$16.87	$16.87
Dividend yield	—	—
Risk-free interest rate	0.98%	0.31%
Expected life	4 years	4 years
Expected volatility	35.76%	35.22%
Weighted average fair value of grants (NT$)	$5,665	$4,750

Expected volatility was based on the average annualized historical share price volatility of CLPT’s comparable companies before the grant date.

34.	CASH FLOW INFORMATION

Except for those disclosed in other notes, the Company entered into the following non-cash investing and financing activities:

Investing activities	Six Months Ended June 30
	2022	2021
Increase in property, plant and equipment	$10,333,468	$15,051,413
Changes in other payables	1,450,243	(55,690)

Acquisition of property, plant and equipment	$11,783,711	$14,995,723

Disposal of financial assets at fair value through other comprehensive income	$—	$2,635,568
Changes in other current monetary assets	—	270,321

Proceeds from disposal of financial assets at fair value through other comprehensive income	$—	$2,905,889

Financing Activities

	Balance on January 1,	Cash Flows From Financing	Changes in Non-Cash Transactions		Cash Flows From Operation Activities -	Balance on June 30,
	2022	Activities	New Leases	Others	Interest Paid	2022
Lease liabilities	$10,272,253	$(1,932,403)	$2,201,387	$(45,330)	$(34,185)	$10,461,722

	Balance on January 1,	Cash Flows From Financing	Changes in Non-Cash Transactions		Cash Flows From Operation Activities -	Balance on June 30,
	2021	Activities	New Leases	Others	Interest Paid	2021
Lease liabilities	$9,596,667	$(1,899,726)	$1,783,993	$(109,221)	$(35,328)	$9,336,385

35.	CAPITAL MANAGEMENT

The Company manages its capital to ensure that entities in the Company will be able to continue as going concerns while maximizing the return to stakeholders through the optimization of the debt and equity balance.

The capital structure of the Company consists of debt of the Company and the equity attributable to the parent.

Some consolidated entities are required to maintain minimum paid-in capital amount as prescribed by the applicable laws.

The management reviews the capital structure of the Company as needed. As part of this review, the management considers the cost of capital and the risks associated with each class of capital. According to the management’s suggestions, the Company maintains a balanced capital structure through paying cash dividends, increasing its share capital, purchasing outstanding shares, and issuing new debt or repaying debt.

36.	FINANCIAL INSTRUMENTS

Fair Value Information

The fair value measurement guidance establishes a framework for measuring fair value and expands disclosure about fair value measurements. The standard describes a fair value hierarchy based on three levels of inputs that may be used to measure fair value. These levels are:

Level 1 fair value measurements: These measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 fair value measurements: These measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 fair value measurements: These measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

a.	Financial instruments that are not measured at fair value but for which fair value is disclosed

Except those listed in the table below, the Company considers that the carrying amounts of financial assets and liabilities not measured at fair value approximate their fair values or the fair values cannot be reliable estimated.

	June 30, 2022		December 31, 2021		June 30, 2021
	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial liabilities
Financial liabilities measured at amortized cost Bonds payable	$30,474,718	$30,444,402	$26,976,675	$27,082,090	$26,974,488	$27,091,274

The fair value of bonds payable is measured using Level 2 inputs. The valuation of fair value is based on the quoted market prices provided by third party pricing services.

b.	Financial instruments that are measured at fair value on a recurring basis

June 30, 2022

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Listed stocks	$447	$—	$—	$447
Non-listed stocks	—	—	802,773	802,773
Limited partnership	—	—	117,061	117,061
Film and drama investing agreement	—	—	8,970	8,970

	$447	$—	$928,804	$929,251

Financial assets at FVOCI
Listed stocks	$314,447	$—	$—	$314,447
Non-listed stocks	—	—	3,180,947	3,180,947

	$314,447	$—	$3,180,947	$3,495,394

Financial liabilities at FVTPL
Derivatives	$—	$1,606	$—	$1,606

Hedging financial liabilities	$—	$7,300	$—	$7,300

December 31, 2021

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Listed stocks	$2,566	$—	$—	$2,566
Non-listed stocks	—	—	884,670	884,670
Limited partnership	—	—	24,105	24,105

	$2,566	$—	$908,775	$911,341

Financial assets at FVOCI
Listed stocks	$458,582	$—	$—	$458,582
Non-listed stocks	—	—	3,157,306	3,157,306

	$458,582	$—	$3,157,306	$3,615,888

Financial liabilities at FVTPL
Derivatives	$—	$6,180	$—	$6,180

Hedging financial liabilities	$—	$8,286	$—	$8,286

June 30, 2021

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Listed stocks	$2,326	$—	$—	$2,326
Non-listed stocks	—	—	903,625	903,625

	$2,326	$—	$903,625	$905,951

Financial assets at FVOCI
Listed stocks	$149,746	$—	$—	$149,746
Non-listed stocks	—	—	3,486,217	3,486,217

	$149,746	$—	$3,486,217	$3,635,963

Financial liabilities at FVTPL
Derivatives	$—	$967	$—	$967

Hedging financial liabilities	$—	$14,013	$—	$14,013

There were no transfers between Levels 1 and 2 for the six months ended June 30, 2022 and 2021.

The reconciliations for financial assets measured at Level 3 were listed below:

Six months ended June 30, 2022

Financial Assets	Measured at Fair Value through Profit or Loss	Measured at Fair Value through Other Comprehensive Income	Total
Balance on January 1, 2022	$908,775	$3,157,306	$4,066,081
Acquisition	109,324	—	109,324
Recognized in profit or loss under “Other gains and losses”	(67,728)	—	(67,728)
Recognized in other comprehensive income under “Unrealized gain or loss on financial assets at fair value through other comprehensive income”	—	23,641	23,641
Proceeds from capital reduction of the investee	(21,567)	—	(21,567)

Balance on June 30, 2022	$928,804	$3,180,947	$4,109,751

Unrealized gain or loss for the six months ended June 30, 2022	$(61,211)

Six months ended June 30, 2021

Financial Assets	Measured at Fair Value through Profit or Loss	Measured at Fair Value through Other Comprehensive Income	Total
Balance on January 1, 2021	$677,202	$4,438,999	$5,116,201
Acquisition	—	81,000	81,000
Recognized in profit or loss under “Other gains and losses”	226,423	—	226,423
Recognized in other comprehensive income under “Unrealized gain or loss on financial assets at fair value through other comprehensive income”	—	(1,033,782)	(1,033,782)

Balance on June 30, 2021	$903,625	$3,486,217	$4,389,842

Unrealized gain or loss for the six months ended June 30, 2021	$226,423

The fair values of financial assets and financial liabilities of Level 2 are determined as follows:

1)	The fair values of financial assets and financial liabilities with standard terms and conditions and traded in active markets are determined with reference to quoted market prices.

2)

For derivatives, fair values are estimated using discounted cash flow model. Future cash flows are estimated based on observable inputs including forward exchange rates at the end of the reporting periods and the forward and spot exchange rates stated in the contracts, discounted at a rate that reflects the credit risk of various counterparties.

The fair values of non-listed domestic and foreign equity investments and film and drama investing agreement were Level 3 financial assets and determined using the market approach by reference the Price-to-Book ratios (P/B ratios) of peer companies that traded in active markets, using the income approach, in which the discounted cash flow is used to capture the present value of the expected future economic benefits to be derived from the investments, or using assets approach. The Company originally used the market approach to measure the fair value of its investment in Taipei Financial Center Corp.; however, as the stock market was impacted by COVID-19 pandemic, the multiples of the referenced companies were changed significantly. With continuing impact of COVID-19 pandemic, the Company evaluated that the income approach, instead of the former market approach, would better reflect the future cash flows of Taipei Financial Center Corp. Therefore, the Company changed its valuation technique to the income approach starting from the second quarter of 2021. The significant unobservable inputs used were listed in the below table. An increase in growth rate of long-term revenue, a decrease in discount for the lack of marketability or noncontrolling interests discount, or a decrease in the discount rate would result in increases in the fair values.

	June 30, 2022	December 31, 2021	June 30, 2021
Discount for lack of marketability	16.05%~20.00%	16.05%~20.00%	14.73%~20.00%
Noncontrolling interests discount	17.29%~25.00%	17.29%~25.00%	17.29%~25.00%
Growth rate of long-term revenue	0.19%	0.19%	0.19%
Discount rate	1.26%~7.31%	8.50%	7.60%

If the inputs to the valuation model were changed to reflect reasonably possible alternative assumptions while all the other variables were held constant, the fair values of Level 3 financial assets would increase (decrease) as below table.

	June 30, 2022	June 30, 2021
Discount for lack of marketability
5% increase	$(22,353)	$(37,363)

5% decrease	$22,353	$37,363

Noncontrolling interests discount
5% increase	$(10,286)	$(23,131)

5% decrease	$10,286	$23,131

Long-term revenue growth rates
0.1% increase	$27,917	$29,354

0.1% decrease	$(27,384)	$(28,968)

Discount rate
1% increase	$(324,433)	$(343,895)

1% decrease	$400,610	$424,093

Categories of Financial Instruments

	June 30, 2022	December 31, 2021	June 30, 2021
Financial assets
Measured at FVTPL
Mandatorily measured at FVTPL	$929,251	$911,341	$905,951
Financial assets at amortized cost (Note a)	86,757,611	71,799,195	75,901,535
Financial assets at FVOCI	3,495,394	3,615,888	3,635,963
Financial liabilities
Measured at FVTPL
Held for trading	1,606	6,180	967
Hedging financial liabilities	7,300	8,286	14,013
Measured at amortized cost (Note b)	97,230,476	64,746,363	93,218,211

Note a:	The balances included cash and cash equivalents, trade notes and accounts receivable, receivables from related parties, other current monetary assets and refundable deposits (classified as other noncurrent assets), which were financial assets measured at amortized cost.

Note b:	The balances included short-term loans, trade notes and accounts payable, payables to related parties, dividends payable, partial other payables, customers’ deposits, bonds payable and long-term loans (included current portion) which were financial liabilities carried at amortized cost.

Financial Risk Management Objectives

The main financial instruments of the Company include equity investments, trade notes and accounts receivable, trade notes and accounts payable, lease liabilities, loans, short-term bills payable and bonds payable. The Company’s Finance Department provides services to its business units, co-ordinates access to domestic and international capital markets, monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyze exposures by degree and magnitude of risks. These risks include market risk (including foreign currency risk, interest rate risk and other price risk), credit risk, and liquidity risk.

The Company seeks to minimize the effects of these risks by using derivative financial instruments to hedge risk exposures. The use of financial derivatives is governed by the Company’s policies approved by the Board of Directors. Those derivatives are used to hedge the risks of exchange rate fluctuation arising from operating or investment activities. Compliance with policies and risk exposure limits is reviewed by the Company’s Finance Department on a continuous basis. The Company does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

Chunghwa reports the significant risk exposures and related action plans timely and actively to the audit committee and if needed to the Board of Directors.

a.	Market risk

The Company is exposed to market risks of changes in foreign currency exchange rates and interest rates. The Company uses forward exchange contracts to hedge the exchange rate risk arising from assets and liabilities denominated in foreign currencies.

There were no changes to the Company’s exposure to market risks or the manner in which these risks are managed and measured.

1)	Foreign currency risk

The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the balance sheet dates were as follows:

	June 30, 2022	December 31, 2021	June 30, 2021
Assets
USD	$1,805,898	$2,009,607	$2,009,893
EUR	77,782	48,962	32,947
SGD	472,435	259,571	177,257
JPY	13,668	37,123	19,087
RMB	29,946	88,654	36,694
HKD	3,816	69,776	68,002
Liabilities
USD	952,182	889,578	680,387
EUR	453,234	861,481	429,981
SGD	1,965,528	1,964,490	927,026
JPY	10,962	12,662	9,527
RMB	43,796	38,521	18,531
HKD	16,487	15,792	8,074

The carrying amounts of the Company’s derivatives with exchange rate risk exposures at the balance sheet dates were as follows:

	June 30, 2022	December 31, 2021	June 30, 2021
Liabilities
EUR	$8,906	$14,466	$14,980

Foreign currency sensitivity analysis

The Company is mainly exposed to the fluctuations of the currencies USD, EUR, SGD, JPY, RMB and HKD as listed above.

The following table details the Company’s sensitivity to a 5% increase and decrease in the functional currency against the relevant foreign currencies. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible changes in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and forward exchange contracts. A positive number below indicates an increase in pre-tax profit or equity where the functional currency weakens 5% against the relevant currency.

	Six Months Ended June 30
	2022	2021
Profit or loss
Monetary assets and liabilities (a)
USD	$42,686	$66,475
EUR	(18,773)	(19,852)
SGD	(74,655)	(37,488)
JPY	135	478
RMB	(693)	908
HKD	(634)	2,996
Derivatives (b)
EUR	4,502	3,315
Equity
Derivatives (c)
EUR	21,735	38,123

a)	This is mainly attributable to the exposure to foreign currency denominated receivables and payables of the Company outstanding at the balance sheet dates.

b)	This is mainly attributable to forward exchange contracts.

c)	This is mainly attributable to the changes in the fair value of derivatives that are designated as cash flow hedges.

For a 5% strengthening of the functional currency against the relevant currencies, there would be an equal and opposite effect on the pre-tax profit or equity for the amounts shown above.

2)	Interest rate risk

The carrying amounts of the Company’s exposures to interest rates on financial assets and financial liabilities at the balance sheet dates were as follows:

	June 30, 2022	December 31, 2021	June 30, 2021
Fair value interest rate risk
Financial assets	$46,561,701	$27,670,982	$31,314,501
Financial liabilities	40,936,440	37,248,928	36,310,873
Cash flow interest rate risk
Financial assets	11,860,943	14,171,472	16,164,161
Financial liabilities	2,042,000	1,665,000	1,660,000

Interest rate sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative instruments at the end of the reporting period. A 25 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 25 basis points higher/lower and all other variables were held constant, the Company’s pre-tax income would increase/decrease by $24,547 thousand and $36,260 thousand for the six months ended June 30, 2022 and 2021, respectively. This is mainly attributable to the Company’s exposure to floating interest rates on its financial assets, short-term and long-term loans.

3)	Other price risk

The Company is exposed to equity price risks arising from holding other company’s equity. Equity investments are held for strategic rather than trading purposes. The management managed the risk through holding various risk portfolios. Further, the Company assigned finance and investment departments to monitor the price risk.

Equity price sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to equity price risks at the end of the reporting period.

If equity prices had been 5% higher/lower, pre-tax profit and pre-tax other comprehensive income would have increased/decreased by $46,014 thousand and $174,770 thousand, respectively, as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVOCI for the six months ended June 30, 2022. If equity prices had been 5% higher/lower, pre-tax profit and pre-tax other comprehensive income would have increased/decreased by $45,298 thousand and $181,798 thousand, respectively, as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVOCI for the six months ended June 30, 2021.

b.	Credit risk

Credit risk refers to the risk that a counterparty would default on its contractual obligations resulting in financial loss to the Company. The maximum credit exposure of the aforementioned financial instruments is equal to their carrying amounts recognized in the consolidated balance sheet as of the balance sheet date.

The Company has large trade receivables outstanding with its customers. A substantial majority of the Company’s outstanding trade receivables are not covered by collateral or credit insurance. The Company has implemented ongoing measures including enhancing credit assessments and strengthening overall risk management to reduce its credit risk. While the Company has procedures to monitor and limit exposure to credit risk on trade receivables, there can be no assurance such procedures will effectively limit its credit risk and avoid losses. This risk is heightened during periods when economic conditions worsen.

As the Company serves a large number of unrelated consumers, the concentration of credit risk was limited.

c.	Liquidity risk

The Company manages and maintains sufficient cash and cash equivalent position to support the operations and reduce the impact on fluctuation of cash flow.

1)	Liquidity and interest risk tables

The following tables detailed the Company’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods. The tables had been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company is required to pay.

June 30, 2022

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years	Total
Non-derivative financial liabilities
Non-interest bearing	—	$31,644,139	$35,746,314	$—	$6,425,573	$—	$73,816,026
Floating interest rate instruments	1.36	—	90,000	352,000	1,600,000	—	2,042,000
Fixed interest rate instruments	0.53	—	—	—	14,200,000	16,300,000	30,500,000

		$31,644,139	$35,836,314	$352,000	$22,225,573	$16,300,000	$106,358,026

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Lease liabilities	$3,302,453	$4,251,346	$2,001,740	$1,054,100	$10,609,639

December 31, 2021

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years	Total
Non-derivative financial liabilities
Non-interest bearing	—	$40,894,077	$—	$1,997,277	$5,336,343	$—	$48,227,697
Floating interest rate instruments	0.95	—	15,000	50,000	1,600,000	—	1,665,000
Fixed interest rate instruments	0.51	—	—	—	10,700,000	16,300,000	27,000,000

		$40,894,077	$15,000	$2,047,277	$17,636,343	$16,300,000	$76,892,697

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Lease liabilities	$3,227,909	$4,125,893	$1,808,056	$1,243,987	$10,405,845

June 30, 2021

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years	Total
Non-derivative financial liabilities
Non-interest bearing	—	$33,443,613	$33,403,565	$1,269,232	$4,815,242	$—	$72,931,652
Floating interest rate instruments	0.78	—	1,610,000	50,000	—	—	1,660,000
Fixed interest rate instruments	0.51	—	—	—	10,700,000	16,300,000	27,000,000

		$33,443,613	$35,013,565	$1,319,232	$15,515,242	$16,300,000	$101,591,652

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Lease liabilities	$3,325,944	$4,147,768	$1,695,979	$298,801	$9,468,492

The following table detailed the Company’s liquidity analysis for its derivative financial instruments. The table had been drawn up based on the undiscounted gross inflows and outflows on those derivatives that require gross settlement.

	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total
June 30, 2022
Gross settled
Forward exchange contracts
Inflow	$—	$527,301	$—	$—	$527,301
Outflow	—	536,207	—	—	536,207

	$—	$(8,906)	$—	$—	$(8,906)

December 31, 2021
Gross settled
Forward exchange contracts
Inflow	$—	$470,395	$—	$—	$470,395
Outflow	—	484,861	—	—	484,861

	$—	$(14,466)	$—	$—	$(14,466)

June 30, 2021
Gross settled
Forward exchange contracts
Inflow	$—	$830,043	$—	$—	$830,043
Outflow	—	845,023	—	—	845,023

	$—	$(14,980)	$—	$—	$(14,980)

2)	Financing facilities

	June 30, 2022	December 31, 2021	June 30, 2021
Facilities of unsecured bank loan
Amount used	$442,000	$65,000	$60,800
Amount unused	61,372,694	61,620,489	54,377,371

	$61,814,694	$61,685,489	$54,438,171

Secured bank loan facility
Amount used	$1,600,000	$1,600,000	$1,600,000
Amount unused	—	—	—

	$1,600,000	$1,600,000	$1,600,000

37.	RELATED PARTIES TRANSACTIONS

The ROC Government, one of Chunghwa’s customers, has significant equity interest in Chunghwa. Chunghwa provides fixed-line services, wireless services, internet and data and other services to the various departments and institutions of the ROC Government in the normal course of business and at arm’s-length prices. Except for those disclosed in other notes or this note, the transactions with the ROC government bodies have not been disclosed because the transactions are not individually or collectively significant. However, the related revenues and operating costs have been appropriately recorded.

a.	The Company engages in business transactions with the following related parties:

Company	Relationship

Taiwan International Standard Electronics Co., Ltd.	Associate
So-net Entertainment Taiwan Limited	Associate
KKBOX Taiwan Co., Ltd.	Associate
KingwayTek Technology Co., Ltd.	Associate
Taiwan International Ports Logistics Corporation	Associate
Senao Networks, Inc.	Associate
EnRack Tech. Co., Ltd.	Subsidiary of the Company’s associate, Senao Networks, Inc.
Emplus Technologies, Inc.	Subsidiary of the Company’s associate, Senao Networks, Inc.
ST-2 Satellite Ventures Pte., Ltd.	Associate
CHT Infinity Singapore Pte. Ltd.	Associate
Viettel-CHT Co., Ltd.	Associate
Click Force Co., Ltd.	Associate
Alliance Digital Tech Co., Ltd.	Associate (Note 1)
Chunghwa PChome Fund I Co., Ltd.	Associate
Cornerstone Ventures Co., Ltd.	Associate
Next Commercial Bank Co., Ltd.	Associate
WiAdvance Technology Corporation	Associate
AgriTalk Technology Inc.	Associate (Note 2)
Imedtac Co., Ltd.	Associate (Note 2)
Baohwa Trust Co., Ltd.	Associate
Chunghwa SEA Holdings	Joint venture
Other related parties
Chunghwa Telecom Foundation	A nonprofit organization of which the funds donated by Chunghwa exceeds one third of its total funds
Senao Technical and Cultural Foundation	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds
Sochamp Technology Co., Ltd.	Investor of significant influence over CHST
E-Life Mall Co., Ltd.	One of the directors of E-Life Mall and a director of SENAO are members of an immediate family
Engenius Technologies Co., Ltd.	Chairman of Engenius Technologies Co., Ltd. is a member of SENAO’s management
Cheng Keng Investment Co., Ltd.	Chairman of Cheng Keng Investment Co., Ltd. and SENAO’s chief executive officer are members of an immediate family

(Continued)

Company	Relationship
Cheng Feng Investment Co., Ltd.	Chairman of Cheng Feng Investment Co., Ltd. and SENAO’s chief executive officer are members of an immediate family
All Oriented Investment Co., Ltd.	Chairman of All Oriented Investment Co., Ltd. and SENAO’s chief executive officer are members of an immediate family
Hwa Shun Investment Co., Ltd.	Chairman of Hwa Shun Investment Co., Ltd. and SENAO’s chief executive officer are members of an immediate family
Yu Yu Investment Co., Ltd.	Chairman of Yu Yu Investment Co., Ltd. and SENAO’s chief executive officer are members of an immediate family
Divine Fine Foods & Wine Inc.	Chairman of Divine Fine Foods & Wine Inc. and SENAO’s chief executive officer are members of an immediate family (Note 3)
Kangsin Co., Ltd.	Chairman of Kangsin Co., Ltd. and SENAO’s chief executive officer are members of an immediate family
United Daily News Co., Ltd.	Investor of significant influence over SFD
Shenzhen Century Communication Co., Ltd.	Investor of significant influence over SCT
Advantech Co., Ltd.	Investor of significant influence over IISI

(Concluded)

Note 1:	ADT completed its liquidation in August 2021. Please refer to Note 14.

Note 2:

ATT and IME were previously treated as financial assets at FVOCI. As the Company acquired seats in the Board of Directors of each company and has significant influence over ATT and IME in July and August 2021, respectively, these investments are reclassified as associates. Please refer to Note 14.

Note 3:	Divine Fine Foods & Wine Inc. replaced its responsible persons in October 2021. Since then, Divine Fine Foods & Wine Inc. is no longer a related party of the Company.

b.

Balances and transactions between Chunghwa and its subsidiaries, which are related parties of Chunghwa, have been eliminated on consolidation and are not disclosed in this note. Terms of the foregoing transactions with related parties were not significantly different from transactions with non-related parties. When no similar transactions with non-related parties can be referenced, terms were determined in accordance with mutual agreements. Details of transactions between the Company and other related parties are disclosed below:

1)	Operating transactions

	Revenues
	Three Months Ended June 30		Six Months Ended June 30
	2022	2021	2022	2021
Associates	$79,828	$70,967	$150,416	$141,358
Others	10,946	12,788	25,253	25,566

	$90,774	$83,755	$175,669	$166,924

	Operating Costs and Expenses
	Three Months Ended June 30		Six Months Ended June 30
	2022	2021	2022	2021
Associates	$141,197	$109,226	$378,873	$247,513
Others	6,647	3,875	69,465	59,804

	$147,844	$113,101	$448,338	$307,317

2)	Non-operating transactions

	Non-operating Income and Expenses
	Three Months Ended June 30		Six Months Ended June 30
	2022	2021	2022	2021
Associates	$8,925	$9,523	$18,316	$18,941
Others	192	201	479	552

	$9,117	$9,724	$18,795	$19,493

3)	Receivables

	June 30, 2022	December 31, 2021	June 30, 2021
Associates	$73,357	$34,864	$41,504
Others	771	6,664	2,439

	$74,128	$41,528	$43,943

4)	Contract liabilities-current

	June 30, 2022	December 31, 2021	June 30, 2021
Associates	$—	$—	$182,857

5)	Payables

	June 30, 2022	December 31, 2021	June 30, 2021
Associates	$183,441	$385,327	$341,095
Others	3,291	6,031	3,108

	$186,732	$391,358	$344,203

6)	Customers’ deposits

	June 30, 2022	December 31, 2021	June 30, 2021
Associates	$25,646	$16,120	$9,493
Others	284	—	—

	$25,930	$16,120	$9,493

7)	Acquisition of property, plant and equipment

	Three Months Ended June 30		Six Months Ended June 30
	2022	2021	2022	2021
Associates	$—	$61,417	$—	$101,845

8)	Acquisition of intangible assets

	Three Months Ended June 30		Six Months Ended June 30
	2022	2021	2022	2021
Associates	$—	$—	$677	$—

9)	Disposal of property, plant and equipment

	Proceeds		Gain on Disposal
	Three Months Ended June 30		Three Months Ended June 30
	2022	2021	2022	2021
Associates	$—	$9,800	$—	$1,628

	Proceeds		Gain on Disposal
	Six Months Ended June 30		Six Months Ended June 30
	2022	2021	2022	2021
Associates	$—	$9,800	$—	$1,628

10)	Lease-in agreements

Chunghwa entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. This lease term is for 15 years which should start from the official operation of ST-2 satellite and the total contract value is approximately $6,000,000 thousand (SGD 260,723 thousand), including a prepayment of $3,067,711 thousand at the inception of the lease, and the rest of amount should be paid annually when ST-2 satellite starts its official operation. ST-2 satellite was launched in May 2011 and began its official operation in August 2011. As ST-2 satellite is in good operating condition, the useful life is extended for another 3 years and 3 months after evaluation in 2021. The Board of Directors of Chunghwa approved to extend the lease period accordingly with the original contract terms in December 2021; therefore, Chunghwa acquired right-of-use asset of $1,124,780 thousand from the aforementioned lease extension.

The lease liabilities of ST-2 Satellite Ventures Pte., Ltd. as of balance sheet dates were as follows:

	June 30, 2022	December 31, 2021	June 30, 2021
Lease liabilities - current	$181,015	$173,306	$175,173
Lease liabilities - noncurrent	1,731,380	1,740,557	700,924

	$1,912,395	$1,913,863	$876,097

The interest expense recognized for the aforementioned lease liabilities for the three months and six months ended June 30, 2022 were $2,042 thousand and $4,063 thousand, respectively. The interest expense recognized for the aforementioned lease liabilities for the three months and six months ended June 30, 2021 were $1,877 thousand and $3,871 thousand, respectively.

c.	Compensation of key management personnel

The compensation of directors and key management personnel was as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2022	2021	2022	2021
Short-term employee benefits	$119,289	$73,307	$213,313	$164,087
Post-employment benefits	1,782	1,864	3,576	3,805
Share-based payment	401	423	802	827

	$121,472	$75,594	$217,691	$168,719

The compensation of directors and key management personnel was mainly determined by the compensation committee having regard to the performances and market trends.

38.	PLEDGED ASSETS

The following assets are pledged as collaterals for bank loans, custom duties of the imported materials, and warranties of contract performance as well as the bank deposits for the restricted purpose in accordance with The Management, Utilization, and Taxation of Repatriated Offshore Funds Act.

	June 30, 2022	December 31, 2021	June 30, 2021
Property, plant and equipment	$2,417,538	$2,432,296	$2,447,053
Land held under development (included in inventories)	—	—	1,998,733
Restricted assets (included in other assets - others)	131,474	163,012	193,844

	$2,549,012	$2,595,308	$4,639,630

39.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Except for those disclosed in other notes, the Company’s significant commitments and contingent liabilities as of June 30, 2022 were as follows:

a.	Acquisitions of land and buildings of $78,517 thousand.

b.	Acquisitions of telecommunications-related inventory and equipment of $24,559,850 thousand.

c.	Unused letters of credit amounting to $10,000 thousand.

d.

A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by Chunghwa on August 15, 1996 (classified as other financial assets—noncurrent). If the fund is not sufficient, Chunghwa will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government.

e.

Chunghwa committed that when its ownership interest in NCB is greater than 25% and NCB encounters financial difficulty or the capital adequacy ratio of NCB cannot meet the related regulation requirements, Chunghwa will provide financial support to assist NCB in maintaining a healthy financial condition.

40.	OTHER MATTERS

The Company has assessed the economic impact of COVID-19 pandemic and determined that there were no significant impacts on the Company’s consolidated financial statements as of the date the consolidated financial statements were authorized for issue. The Company will continue to monitor developments of the pandemic and assess the related impacts.

41.	SIGNIFICANT ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The following information summarizes the disclosure of foreign currencies other than the functional currency of Chunghwa and its subsidiaries. The following exchange rates are the exchange rates used to translate to the presentation currency of the consolidated financial statements, which is the NTD:

	June 30, 2022
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies
Monetary items
USD	$60,764	29.72	$1,805,898
EUR	2,505	31.05	77,782
SGD	22,107	21.37	472,435
JPY	62,639	0.218	13,668
RMB	6,746	4.439	29,946
HKD	1,007	3.788	3,816
Non-monetary items
Investments accounted for using equity method
SGD	12,379	21.37	264,544
VND	380,525,683	0.0013	477,560
Liabilities denominated in foreign currencies
Monetary items
USD	32,038	29.72	952,182
EUR	14,597	31.05	453,234
SGD	91,976	21.37	1,965,528
JPY	50,236	0.218	10,962
RMB	9,866	4.439	43,796
HKD	4,352	3.788	16,487

	December 31, 2021
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies
Monetary items
USD	$72,601	27.68	$2,009,607
EUR	1,563	31.32	48,962
SGD	12,687	20.46	259,571
JPY	154,358	0.241	37,123
RMB	20,408	4.344	88,654
HKD	19,661	3.549	69,776
Non-monetary items
Investments accounted for using equity method
SGD	25,326	20.46	518,165
VND	374,139,749	0.0012	447,097
Liabilities denominated in foreign currencies
Monetary items
USD	32,138	27.68	889,578
EUR	27,506	31.32	861,481
SGD	96,016	20.46	1,964,490
JPY	52,648	0.241	12,662
RMB	8,868	4.344	38,521
HKD	4,450	3.549	15,792

	June 30, 2021
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies
Monetary items
USD	$72,143	27.86	$2,009,893
EUR	994	33.15	32,947
SGD	8,551	20.73	177,257
JPY	75,713	0.252	19,087
RMB	8,516	4.309	36,694
HKD	18,958	3.587	68,002
Non-monetary items
Investments accounted for using equity method
SGD	26,443	20.73	548,166
VND	352,895,397	0.0012	421,710

(Continued)

	June 30, 2021
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Liabilities denominated in foreign currencies
Monetary items
USD	$24,422	27.86	$680,387
EUR	12,971	33.15	429,981
SGD	44,719	20.73	927,026
JPY	37,791	0.252	9,527
RMB	4,300	4.309	18,531
HKD	2,251	3.587	8,074

(Concluded)

The unrealized foreign currency exchange gains were $127,519 thousand and $18,243 thousand for the three months ended June 30, 2022 and 2021, respectively. The unrealized foreign currency exchange gains were $40,743 thousand and $79,268 thousand for the six months ended June 30, 2022 and 2021, respectively. Due to the various foreign currency transactions and the functional currency of each individual entity of the Company, foreign exchange gains and losses cannot be disclosed by the respective significant foreign currency.

42.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the FSC for the Company:

a.	Financing provided: None.

b.	Endorsement/guarantee provided: Please see Table 1.

c.	Marketable securities held (excluding investments in subsidiaries, associates and joint ventures): Please see Table 2.

d.	Marketable securities acquired or disposed of at costs or prices at least $300 million or 20% of the paid-in capital: Please see Table 3.

e.	Acquisition of individual real estate at costs of at least $300 million or 20% of the paid-in capital: Please see Table 4.

f.	Disposal of individual real estate at prices of at least $300 million or 20% of the paid-in capital: None.

g.	Total purchases from or sales to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 5.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 6.

i.	Names, locations, and other information of investees on which the Company exercises significant influence (excluding investments in Mainland China): Please see Table 7.

j.	Derivative instruments transactions: Please see Notes 7, 20 and 36.

k.	Investments in Mainland China: Please see Table 8.

l.	Intercompany relationships and significant intercompany transactions: Please see Table 9.

m.	Information of main stakeholders: Please see Table 10.

43.	SEGMENT INFORMATION

In response to changes in the operating environment and new business challenges, the Company launched its organizational transformation and redesigned the operational decision-making processes and the performance assessment under the new structure. The aforementioned organizational transformation was effective from January 1, 2022. The Company redefined the reportable segments as “Consumer Business”, “Enterprise Business”, “International Business” and “Others” and restated the corresponding items of segment information for the comparative period. The reportable segments are managed separately because each segment represents a strategic business unit that serves different customers. Segment information is provided to the CEO who allocates resources and assesses segment performance. The Company’s measure of segment performance is mainly based on revenues and income before income tax.

Some operating segments have been aggregated into a single operating segment taking into account the following factors: (a) the type or class of customer for the telecommunications products and services are similar; (b) the nature of the telecommunications products and services are similar; and (c) the methods used to provide the services to the customers are similar.

The accounting policies of the operating segments are the same as those described in Note 3.

Segment Revenues and Operating Results

Analysis by reportable segment of revenues and operating results of continuing operations are as follows:

	Consumer Business	Enterprise Business	International Business	Others	Total
For the three months ended June 30, 2022
Revenues
From external customers	$31,524,624	$17,751,469	$1,758,344	$1,401,273	$52,435,710
Intersegment revenues	516,832	172,976	195,730	84,931	970,469

Segment revenues	$32,041,456	$17,924,445	$1,954,074	$1,486,204	53,406,179

Intersegment elimination					(970,469)

Consolidated revenues					$52,435,710

Segment operating costs and expenses	$24,658,494	$13,250,756	$1,397,079	$1,100,284	$40,406,613

Segment income before income tax	$7,101,111	$3,949,165	$613,610	$839,012	$12,502,898

For the six months ended June 30, 2022
Revenues
From external customers	$64,240,113	$33,563,428	$3,472,570	$2,454,338	$103,730,449
Intersegment revenues	925,176	436,584	374,974	167,055	1,903,789

Segment revenues	$65,165,289	$34,000,012	$3,847,544	$2,621,393	105,634,238

Intersegment elimination					(1,903,789)

Consolidated revenues					$103,730,449

Segment operating costs and expenses	$50,307,468	$24,910,830	$2,836,610	$1,985,206	$80,040,114

Segment income before income tax	$14,337,325	$7,755,072	$1,063,074	$1,021,820	$24,177,291

(Continued)

	Consumer Business	Enterprise Business	International Business	Others	Total
For the three months ended June 30, 2021
Revenues
From external customers	$30,515,223	$16,228,247	$1,491,990	$1,365,675	$49,601,135
Intersegment revenues	718,247	260,603	247,791	58,691	1,285,332

Segment revenues	$31,233,470	$16,488,850	$1,739,781	$1,424,366	50,886,467

Intersegment elimination					(1,285,332)

Consolidated revenues					$49,601,135

Segment operating costs and expenses	$24,137,033	$11,583,677	$1,584,122	$1,013,767	$38,318,599

Segment income before income tax	$6,731,867	$3,949,290	$165,072	$618,713	$11,464,942

For the six months ended June 30, 2021
Revenues
From external customers	$62,523,518	$31,712,984	$2,998,687	$2,466,941	$99,702,130
Intersegment revenues	1,442,642	747,833	480,160	133,326	2,803,961

Segment revenues	$63,966,160	$32,460,817	$3,478,847	$2,600,267	102,506,091

Intersegment elimination					(2,803,961)

Consolidated revenues					$99,702,130

Segment operating costs and expenses	$49,353,943	$23,018,571	$3,033,129	$1,912,609	$77,318,252

Segment income before income tax	$13,740,268	$7,620,386	$356,448	$1,068,188	$22,785,290

(Concluded)

Main Products and Service Revenues

	Three Months Ended June 30		Six Months Ended June 30

	2022	2021	2022	2021
Consumer Business
Mobile services	$12,844,345	$12,199,323	$25,462,540	$24,228,653
Fixed-line services	10,707,861	10,504,808	21,326,235	20,926,371
Sales	7,480,291	7,325,909	16,468,578	16,452,590
Others	492,127	485,182	982,760	915,903

	31,524,624	30,515,222	64,240,113	62,523,517

Enterprise Business
Fixed-line services	8,636,118	8,670,443	17,160,576	17,169,262
Project business	6,009,148	4,564,467	10,068,353	8,702,856
Mobile services	2,281,744	2,018,710	4,451,752	4,045,442
Others	824,459	974,627	1,882,747	1,795,423

	17,751,469	16,228,247	33,563,428	31,712,983

International Business
Fixed-line services	1,258,609	1,258,425	2,485,047	2,482,376
Project business	379,430	177,475	747,759	376,128
Others	120,305	56,089	239,764	140,183

	1,758,344	1,491,989	3,472,570	2,998,687

Others
Sales	1,223,565	1,065,096	2,086,755	1,896,795
Others	177,708	300,581	367,583	570,148

	1,401,273	1,365,677	2,454,338	2,466,943

	$52,435,710	$49,601,135	$103,730,449	$99,702,130

TABLE 1

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

ENDORSEMENTS/GUARANTEES PROVIDED

SIX MONTHS ENDED JUNE 30, 2022

(Amounts in Thousands of New Taiwan Dollars)

No. (Note 1)	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party	Maximum Balance for the Period	Ending Balance	Actual Borrowing Amount	Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity Per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable	Endorsement/ Guarantee Given by Parent on Behalf of Subsidiaries	Endorsement/ Guarantee Given by Subsidiaries on Behalf of Parent	Endorsement/ Guarantee Given on Behalf of Companies in Mainland China	Note
		Name	Nature of Relationship (Note 2)
1	Senao International Co., Ltd.	Aval Technologies Co., Ltd.	b	$591,204	$300,000	$300,000	$300,000	$—	5.07	$2,956,022	Yes	No	No	Notes 3 and 4
		Wiin Technology Co., Ltd.	b	591,204	200,000	200,000	200,000	—	3.38	2,956,022	Yes	No	No	Notes 3 and 4

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.

b.	Subsidiaries are numbered from “1”.

Note 2:	Relationships between the endorsement/guarantee provider and the guaranteed party:

a.	A company with which it does business.

b.	A company in which the Company directly and indirectly holds more than 50 percent of the voting shares.

c.	A company that directly and indirectly holds more than 50 percent of the voting shares in the Company.

d.	Companies in which the Company holds, directly or indirectly, 90% or more of the voting shares.

e.

The Company fulfills its contractual obligations by providing mutual endorsements/guarantees for another company in the same industry or for joint builders for purposes of undertaking a construction project.

f.	All capital contributing shareholders make endorsements/guarantees for their jointly invested company in proportion to their shareholding percentages.

g.

Companies in the same industry provide among themselves jointly and severally guarantee for a performance guarantee of a sales contract for pre-construction homes pursuant to the Consumer Protection Act for each other.

Note 3:	The limits on endorsement or guarantee amount provided to each guaranteed party is up to 10% of the net assets value of the latest financial statements of Senao International Co., Ltd.

Note 4:	The total amount of endorsement or guarantee that the Company is allowed to provide is up to 50% of the net assets value of the latest financial statements of Senao International Co., Ltd.

TABLE 2

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES HELD

JUNE 30, 2022

(Amounts in Thousands of New Taiwan Dollars)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2022				Note
				Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Fair Value
Chunghwa Telecom Co., Ltd.	Stocks
	Taipei Financial Center Corp.	—	Financial assets at FVOCI	172,927	$2,950,089	12	$2,950,089	—
	Innovation Works Development Fund, L.P.	—	Financial assets at FVTPL - noncurrent	—	108,667	4	108,667	—
	Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	—	Financial assets at FVOCI	5,252	13,412	17	13,412	—
	Global Mobile Corp.	—	Financial assets at FVOCI	7,617	—	3	—	—
	Innovation Works Limited	—	Financial assets at FVOCI	1,000	9,281	2	9,281	—
	RPTI Intergroup International Ltd.	—	Financial assets at FVOCI	4,765	—	10	—	—
	Taiwan mobile payment Co., Ltd.	—	Financial assets at FVOCI	1,200	4,222	2	4,222	—
	Taiwania Capital Buffalo Fund Co., Ltd.	—	Financial assets at FVTPL - noncurrent	555,600	694,106	13	694,106	—
	4 Gamers Entertainment Inc.	—	Financial assets at FVOCI	136	126,817	19.9	126,817	—
	Limited partnership
	Taiwania Capital Buffalo Fund VI, L.P.		Financial assets at FVTPL - noncurrent	—	98,930	12	98,930	—
Senao International Co., Ltd.	Stocks
	N.T.U. Innovation Incubation Corporation	—	Financial assets at FVOCI	1,200	9,451	9	9,451	—
	UUPON Inc.	—	Financial assets at FVOCI	109	322	2	322	—
CHIEF Telecom Inc.	Stocks
	3 Link Information Service Co., Ltd.	—	Financial assets at FVOCI	374	284	10	284	—
	WPG Holdings Limited	—	Financial assets at FVTPL - current	9	447	—	447	Note 2
	WPG Holdings Limited	—	Financial assets at FVOCI	2,102	104,785	—	104,785	Note 2
	WT Microelectronics Co., Ltd.	—	Financial assets at FVOCI	361	17,454	—	17,454	Note 2
Chunghwa Investment Co., Ltd.	Stocks
	Tatung Technology Inc.	—	Financial assets at FVOCI	4,571	67,069	11	67,069	—
	iSing99 Inc.	—	Financial assets at FVOCI	10,000	—	7	—	—
	Powtec ElectroChemical Corporation	—	Financial assets at FVOCI	20,000	—	2	—	—
	Bossdom Digiinnovation Co., Ltd.	—	Financial assets at FVOCI	2,000	63,000	7	63,000	Note 2
	Limited partnership
	Taiwania Capital Buffalo Fund V, L.P.	—	Financial assets at FVTPL - noncurrent	—	18,131	3	18,131	—
	Stocks
	PChome Online Inc.	—	Financial assets at FVOCI	1,875	129,208	1	129,208	Note 2

Note 1: Showed at carrying amounts with fair value adjustments.

Note 2: Fair value was based on the closing price on June 30, 2022.

TABLE 3

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

SIX MONTHS ENDED JUNE 30, 2022

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance
					Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value	Gain on Disposal	Shares (Thousands/ Thousand Units)	Amount
Chunghwa Precision Test	Stocks
Tech. Co., Ltd.	TestPro Investment Co., Ltd.	Investments accounted for using equity method	Invested and established	Subsidiary	—	$—	13,500	$135,000	—	$—	$—	$—	13,500	$135,000 (Note)
TestPro Investment Co., Ltd.	Stocks
	NavCore Tech. Co., Ltd	Investments accounted for using equity method	Invested and established	Subsidiary	—	—	10,850	108,500	—	—	—	—	10,850	108,500 (Note)

Note: Showing at their original investment amounts. The amount was eliminated upon consolidation.

TABLE 4

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

ACQUISITION OF INDIVIDUAL REAL ESTATE AT COSTS OF AT LEAST $300 MILLION OR 20% OF THE PAID-IN CAPITAL

SIX MONTHS ENDED JUNE 30, 2022

(Amounts in Thousands of New Taiwan Dollars)

Buyer	Property	Event Date	Transaction Amount	Payment Status	Counterparty	Relationship	Information on Previous Title Transfer If Counterparty is a Related Party				Pricing Reference	Purpose of Acquisition	Other Terms
							Property Owner	Relationship	Transaction Date	Amount
Chunghwa Precision Test Tech. Co., Ltd.	Land	2021.01.18	$534,030	Fully paid	Taiwan Powder Technologies Co., Ltd.	—	Not applicable	Not applicable	Not applicable	Not applicable	According to appraisal report	Space requirements for future business expansion and operational considerations	—

TABLE 5

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

SIX MONTHS ENDED JUNE 30, 2022

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction		Notes / Accounts Payable or Receivable
			Purchases/Sales (Note 1)	Amount (Notes 2 and 5)	% to Total	Payment Terms	Unit Price	Payment Terms	Ending Balance (Notes 3 and 5)	% to Total
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Sales	$1,530,679	2	30 days	$—	—	$267,644	1
			Purchase	445,666	1	30~90 days	—	—	(977,016)	(9)
	Aval Technologies Co., Ltd.	Subsidiary	Purchase	160,558	—	30 days	—	—	(15,443)	—
	CHIEF Telecom Inc.	Subsidiary	Sales	239,647	—	30 days	—	—	58,391	—
	Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	676,405	1	30 days	—	—	(257,631)	(2)
	Honghwa International Co., Ltd.	Subsidiary	Purchase	3,058,421	6	30~60 days	—	—	(795,354)	(7)
	Donghwa Telecom Co., Ltd.	Subsidiary	Purchase	252,995	—	90 days	—	—	(209,011)	(2)
	Chunghwa Telecom Global, Inc.	Subsidiary	Purchase	152,570	—	90 days	—	—	(36,618)	—
	CHT Security Co., Ltd.	Subsidiary	Purchase	198,022	—	30 days	—	—	(69,331)	(1)
	International Integrated Systems, Inc.	Subsidiary	Purchase	202,807	—	30 days	—	—	(57,302)	(1)
	Taiwan International Standard Electronics Co., Ltd.	Associate	Purchase	256,241	—	30~90 days	—	—	(148,789)	(1)
Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	3,551,080	24	30~90 days	—	—	976,797	53
			Purchase	1,447,607	11	30 days	—	—	(259,535)	(15)
	Aval Technologies Co., Ltd.	Subsidiary	Sales	184,998	1	60 days	—	—	55,167	3
CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	122,228	8	60 days	—	—	8,040	3
			Purchase	240,003	31	30 days	—	—	(58,391)	(50)
Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	701,841	86	30 days	—	—	255,270	66
Honghwa International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	3,091,753	96	30~60 days	—	—	794,872	95
Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	252,995	44	90 days	—	—	209,011	21
Chunghwa Telecom Global, Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	152,570	51	90 days	—	—	36,618	47
CHT Security Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	201,752	32	30 days	—	—	69,331	35
Aval Technologies Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	160,558	1	30 days	—	—	15,443	1
Chunghwa Precision Test Tech. Co., Ltd.	Su Zhou Precision Test Tech. Ltd.	Subsidiary	Sales	82,006	4	90 days	—	—	35,676	4

Note 1: Purchases include costs to acquire services.

Note 2: The differences were because Chunghwa Telecom Co., Ltd. and subsidiaries classified the amount as incremental costs of obtaining contracts, property, plant and equipment, intangible assets, and operating expenses.

Note 3: Notes and accounts receivable did not include the amounts collected for others and other receivables.

Note 4: Transaction terms with related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.

Note 5: All intercompany transactions, balances, income and expenses are eliminated upon consolidation.

TABLE 6

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

JUNE 30, 2022

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
					Amounts	Action Taken
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$339,541 (Note 2)	11.17	$—	—	$41,236	$—
Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	1,112,738 (Note 2)	7.85	—	—	177,341	—
Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	255,270 (Note 2)	4.26	—	—	25,876	—
Honghwa International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	794,872 (Note 2)	7.29	—	—	176,582	—
Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	209,011 (Note 2)	2.44	—	—	128,924	—

Note 1: Payments and receipts collected in trust for others are excluded from the accounts receivable in calculating the turnover rate.

Note 2: The amount was eliminated upon consolidation.

TABLE 7

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

SIX MONTHS ENDED JUNE 30, 2022

(Amounts in Thousands of New Taiwan Dollars)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of June 30, 2022			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1, 2 and 3)	Note
				June 30, 2022	December 31, 2021	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value (Note 3)
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Taiwan	Handset and peripherals retailer; sales of CHT mobile phone plans as an agent	$1,065,813	$1,065,813	71,773	28	$1,619,685	$291,557	$78,115	Subsidiary (Note 5)
	Light Era Development Co., Ltd.	Taiwan	Planning and development of real estate and intelligent buildings, and property management	3,000,000	3,000,000	300,000	100	3,832,191	9,224	5,772	Subsidiary (Note 5)
	Donghwa Telecom Co., Ltd.	Hong Kong	International private leased circuit, IP VPN service, and IP transit services	691,163	691,163	178,590	100	680,078	24,438	24,438	Subsidiary (Note 5)
	Chunghwa Telecom Singapore Pte., Ltd.	Singapore	International private leased circuit, IP VPN service, and IP transit services	574,112	574,112	26,383	100	1,086,540	133,208	133,244	Subsidiary (Note 5)
	Chunghwa System Integration Co., Ltd.	Taiwan	Providing system integration services and telecommunications equipment	838,506	838,506	60,000	100	713,526	6,660	22,424	Subsidiary (Note 5)
	CHIEF Telecom Inc.	Taiwan	Network integration, internet data center (“IDC”), communications integration and cloud application services	459,652	459,652	39,426	56	1,721,638	398,685	229,262	Subsidiary (Note 5)
	Chunghwa Investment Co., Ltd.	Taiwan	Investment	639,559	639,559	68,085	89	3,116,048	107,541	95,779	Subsidiary (Note 5)
	Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment	385,274	385,274	1	100	159,415	2,468	2,468	Subsidiary (Note 5)
	Honghwa International Co., Ltd.	Taiwan	Telecommunication engineering, sales agent of mobile phone plan application and other business services, etc.	180,000	180,000	18,000	100	593,175	292,291	291,847	Subsidiary (Note 5)
	CHYP Multimedia Marketing & Communications Co., Ltd.	Taiwan	Digital information supply services and advertisement services	150,000	150,000	15,000	100	194,835	10,261	13,492	Subsidiary (Note 5)
	Chunghwa Telecom Vietnam Co., Ltd.	Vietnam	Intelligent energy saving solutions, international circuit, and information and communication technology (“ICT”) services	148,275	148,275	—	100	96,383	(5,394)	(5,394)	Subsidiary (Note 5)
	Chunghwa Telecom Global, Inc.	United States	International private leased circuit, internet services, and transit services	70,429	70,429	6,000	100	535,774	36,247	36,441	Subsidiary (Note 5)
	CHT Security Co., Ltd.	Taiwan	Computing equipment installation, wholesale of computing and business machinery equipment and software, management consulting services, data processing services, digital information supply services and internet identify services	240,000	240,000	24,000	73	359,081	120,513	87,870	Subsidiary (Note 5)
	Chunghwa Telecom (Thailand) Co., Ltd.	Thailand	International private leased circuit, IP VPN service, ICT and cloud VAS services	119,624	119,624	1,300	100	105,799	4,541	4,541	Subsidiary (Note 5)
	Spring House Entertainment Tech. Inc.	Taiwan	Software design services, internet contents production and play, and motion picture production and distribution	62,209	62,209	8,251	56	147,555	26,174	14,668	Subsidiary (Note 5)
	Chunghwa leading Photonics Tech Co., Ltd.	Taiwan	Production and sale of electronic components and finished products	70,500	70,500	7,050	75	132,947	14,757	11,068	Subsidiary (Note 5)
	Smartfun Digital Co., Ltd.	Taiwan	Providing diversified family education digital services	65,000	65,000	6,500	65	75,864	10,256	6,488	Subsidiary (Note 5)
	Chunghwa Telecom Japan Co., Ltd.	Japan	International private leased circuit, IP VPN service, and IP transit services	17,291	17,291	1	100	100,976	12,107	12,107	Subsidiary (Note 5)
	Chunghwa Sochamp Technology Inc.	Taiwan	Design, development and production of Automatic License Plate Recognition software and hardware	20,400	20,400	2,040	51	(7,156)	(4,078)	(2,248)	Subsidiary (Note 5)
	International Integrated Systems, Inc.	Taiwan	IT solution provider, IT application consultation, system integration and package solution	517,423	517,423	37,211	51	570,266	67,801	43,623	Subsidiary (Note 5)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

SIX MONTHS ENDED JUNE 30, 2022

(Amounts in Thousands of New Taiwan Dollars)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of June 30, 2022			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1, 2 and 3)	Note
				June 30, 2022	December 31, 2021	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value (Note 3)
	Viettel-CHT Co., Ltd.	Vietnam	IDC services	$288,327	$288,327	—	30	$477,560	$159,905	$47,971	Associate
	Taiwan International Standard Electronics Co., Ltd.	Taiwan	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	164,000	164,000	1,760	40	275,986	138,007	63,886	Associate
	KKBOX Taiwan Co., Ltd.	Taiwan	Providing of music on-line, software, electronic information, and advertisement services	67,025	67,025	4,438	30	163,537	17,263	5,179	Associate
	So-net Entertainment Taiwan Limited	Taiwan	Online service and sale of computer hardware	120,008	120,008	9,429	30	225,944	27,788	8,336	Associate
	KingwayTek Technology Co., Ltd.	Taiwan	Design and sale of digital map, technical support for computer peripherals device, design and development of system programming projects	66,684	66,684	9,557	23	257,571	30,089	7,038	Associate
	Taiwan International Ports Logistics Corporation	Taiwan	Import and export storage, logistic warehouse, and ocean shipping service	80,000	80,000	8,000	27	84,527	54,015	14,406	Associate
	Chunghwa PChome Fund I Co., Ltd.	Taiwan	Investment, venture capital, investment advisor, management consultant and other consultancy service	200,000	200,000	20,000	50	303,018	184,094	92,047	Associate
	Cornerstone Ventures Co., Ltd.	Taiwan	Investment, venture capital, investment advisor, management consultant and other consultancy service	4,900	4,900	490	49	6,625	75	37	Associate
	Next Commercial Bank Co., Ltd.	Taiwan	Online banking business	4,190,000	4,190,000	419,000	42	3,427,110	(391,399)	(160,906)	Associate
	Chunghwa SEA Holdings	Taiwan	Investment business	10,200	10,200	1,020	51	9,840	(181)	(92)	Joint venture
	WiAdvance Technology Corporation	Taiwan	Software solution integration	273,800	273,800	3,700	20	244,670	(25,890)	(8,467)	Associate
Senao International Co., Ltd.	Senao Networks, Inc.	Taiwan	Telecommunication facilities manufactures and sales	202,758	202,758	16,579	34	1,177,335	429,376	145,098	Associate
	Senao International (Samoa) Holding Ltd.	Samoa Islands	International investment	2,046,143	2,046,143	31,875	100	35,360	(31)	(31)	Subsidiary (Note 5)
	Youth Co., Ltd.	Taiwan	Sale of information and communication technologies products	427,850	427,850	14,752	96	192,183	(7)	(4,243)	Subsidiary (Note 5)
	Aval Technologies Co., Ltd.	Taiwan	Sale of information and communication technologies products	89,550	89,550	11,660	100	123,649	4,037	4,034	Subsidiary (Note 5)
	Senyoung Insurance Agent Co., Ltd.	Taiwan	Property and liability insurance agency	59,000	59,000	5,900	100	84,492	17,119	17,125	Subsidiary (Note 5)
CHIEF Telecom Inc.	Unigate Telecom Inc.	Taiwan	Telecommunications and internet service	2,000	2,000	200	100	1,145	66	66	Subsidiary (Note 5)
	Chief International Corp.	Samoa Islands	Telecommunications and internet service	6,068	6,068	200	100	93,841	3,754	3,754	Subsidiary (Note 5)
Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Singapore	Operation of ST-2 telecommunications satellite	21,309	409,061	943	38	264,544	272,153	103,773	Associate
	CHT Infinity Singapore Pte. Ltd.	Singapore	Investment business	55,720	55,720	2,000	40	58,673	(794)	(317)	Associate
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd.	Taiwan	Production and sale of semiconductor testing components and printed circuit board	178,608	178,608	11,230	34	2,559,109	363,381	124,453	Subsidiary (Note 5)
	CHIEF Telecom Inc.	Taiwan	Network integration, internet data center (“IDC”), communications integration and cloud application services	19,064	19,064	2,078	3	84,051	398,685	11,738	Associate (Note 5)
	Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	49,731	49,731	1,001	—	43,659	291,557	1,130	Associate (Note 5)
	AgriTalk Technology Inc.	Taiwan	Providing smart agricultural solutions, scientific agricultural product, biological inhibitor, and biochips	33,000	33,000	1,650	17	17,328	(4,736)	(309)	Associate
	Imedtac Co., Ltd.	Taiwan	Providing medical AIoT solution, biomedical engineering services, and sales of medical device as an agent	48,000	48,000	960	7	40,323	(37,428)	(3,767)	Associate

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

SIX MONTHS ENDED JUNE 30, 2022

(Amounts in Thousands of New Taiwan Dollars)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of June 30, 2022			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1, 2 and 3)	Note
				June 30, 2022	December 31, 2021	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value (Note 3)
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech USA Corporation	United States	Design and after-sale services of semiconductor testing components and printed circuit board	$74,192	$74,192	2,600	100	$89,302	$(2,128)	$(2,128)	Subsidiary (Note 5)
	CHPT Japan Co., Ltd.	Japan	Related services of electronic parts, machinery processed products and printed circuit board	2,008	2,008	1	100	2,080	29	29	Subsidiary (Note 5)
	Chunghwa Precision Test Tech. International, Ltd.	Samoa Islands	Wholesale and retail of electronic materials, and investment	173,649	173,649	5,700	100	149,592	(4,731)	(4,372)	Subsidiary (Note 5)
	TestPro Investment Co., Ltd.	Taiwan	Investment	135,000	—	13,500	100	110,744	(6,129)	(24,256)	Subsidiary (Note 5)
TestPro Investment Co., Ltd.	NavCore Tech. Co., Ltd	Taiwan	Sale and manufacturing of smart equipment, smart factory software and hardware integration and technical consulting service	108,500	—	10,850	54	102,492	(3,772)	(6,008)	Subsidiary (Note 5)
Prime Asia Investments Group, Ltd. (B.V.I.)	Chunghwa Hsingta Co., Ltd.	Hong Kong	Investment	375,274	375,274	1	100	159,415	2,468	2,468	Subsidiary (Note 5)
Senao International (Samoa) Holding Ltd.	Senao International HK Limited	Hong Kong	International investment	2,060,467	2,060,467	80,440	100	33,113	—	—	Subsidiary (Note 5)
Youth Co., Ltd.	ISPOT Co., Ltd.	Taiwan	Sale of information and communication technologies products	53,021	53,021	—	100	12,806	999	903	Subsidiary (Note 5)
	Youyi Co., Ltd.	Taiwan	Maintenance of information and communication technologies products	21,354	21,354	—	100	17,083	(520)	(541)	Subsidiary (Note 5)
Aval Technologies Co., Ltd.	Wiin Technology Co., Ltd.	Taiwan	Sale of information and communication technologies products	29,550	29,550	3,845	100	41,839	2,399	2,399	Subsidiary (Note 5)
Senyoung Insurance Agent Co., Ltd.	Senaolife Insurance Agent Co., Ltd.	Taiwan	Life insurance services	29,500	29,500	2,950	100	22,583	(906)	(906)	Subsidiary (Note 5)
CHYP Multimedia Marketing & Communications Co., Ltd	Click Force Marketing Company	Taiwan	Advertisement services	44,607	44,607	1,401	49	40,963	8,653	4,025	Associate
International Integrated Systems, Inc.	Infoexplorer International Co., Ltd.	Samoa	Investment	24,806	24,806	795	100	27,932	(72)	(72)	Subsidiary (Note 5)
	IISI Investment Co., Ltd.	Mauritius	Investment	81,302	81,302	244	100	26,445	(98)	(98)	Subsidiary (Note 5)
	Unitronics Technology Corp.	Taiwan	Development and maintenance of information system	55,569	55,569	5,065	99.96	81,725	4,936	4,934	Subsidiary (Note 5)
Infoexplorer International Co., Ltd.	International Integrated Systems (Hong Kong) Limited	Hong Kong	Investment and engaging in technical consulting service	24,336	24,336	780	100	26,890	(72)	(72)	Subsidiary (Note 5)
IISI Investment Co., Ltd.	Leading Tech Co., Ltd.	Mauritius	Investment	65,374	65,374	316	100	16,079	6	6	Subsidiary (Note 5)
Leading Tech Co., Ltd.	Leading Systems Co., Ltd.	Mauritius	Investment	100,693	100,693	300	100	11,203	6	6	Subsidiary (Note 5)
CHT Security Co., Ltd.	Baohwa Trust Co., Ltd.	Taiwan	VR integration and AIoT security services	20,000	—	2,000	40	17,815	(5,462)	(2,185)	Associate

Note 1:	The amounts were based on reviewed financial statements.

Note 2:	Recognized gain (loss) of investees includes amortization of differences between the investment cost and net value and elimination of unrealized transactions.

Note 3:

Recognized gain (loss) and carrying value of the investees did not include the adjustment of the difference between the accounting treatment on standalone basis and consolidated basis as a result of the application of IFRS 15.

Note 4:	Investments in mainland China are included in Table 8.

Note 5:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 8

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INVESTMENTS IN MAINLAND CHINA

SIX MONTHS ENDED JUNE 30, 2022

(Amounts in Thousands of New Taiwan Dollars)

Investee	Main Businesses and Products	Total Amount of Paid-in Capital	Investment Type (Note 1)	Accumulated Outflow of Investment from Taiwan as of January 1, 2022	Investment Flows		Accumulated Outflow of Investment from Taiwan as of June 30, 2022	Net Income (Loss) of the Investee	% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2)	Carrying Value as of June 30, 2022	Accumulated Inward Remittance of Earnings as of June 30, 2022	Note
					Outflow	Inflow
Senao International Trading (Shanghai) Co., Ltd.	Sale of information and communication technologies products	$955,838	2	$955,838	$—	$—	$955,838	$—	100	$—	$—	$—	Notes 8 and 12
Chunghwa Telecom (China) Co., Ltd.	Integrated information and communication solution services for enterprise clients, and intelligent energy network service	177,176	2	177,176	—	—	177,176	(4,290)	100	(4,290)	25,650	—	Notes 10 and 12
Jiangsu Zhenghua Information Technology Company, LLC	Providing intelligent energy saving solution and intelligent buildings services	189,410	2	142,057	—	—	142,057	—	75	—	—	—	Notes 9 and 12
Shanghai Taihua Electronic Technology Limited	Design of printed circuit board and related consultation service	51,233	2	51,233	—	—	51,233	(650)	100	(650)	8,445	—	Note 12
Su Zhou Precision Test Tech. Ltd.	Assembly processed of circuit board, design of printed circuit board and related consultation service	119,199	2	119,199	—	—	119,199	(4,070)	100	(4,070)	148,581	—	Note 12
Shanghai Chief Telecom Co., Ltd.	Telecommunications and internet service	10,150	1	4,973	—	—	4,973	369	49	181	14,313	—	Note 12
International Integrated Systems Inc. (Shanghai)	Development and maintenance of information system	48,753	2	39,923	—	—	39,923	—	100	—	—	—	Notes 11 and 12

(Continued)

Investee	Accumulated Investment in Mainland China as of June 30, 2022	Investment Amounts Authorized by Investment Commission, MOEA	Upper Limit on Investment Stipulated by Investment Commission, MOEA
SENAO and its subsidiaries (Note 3)	$955,838	$2,047,858	$3,554,609
Chunghwa Telecom (China) Co., Ltd. (Note 4)	177,176	177,176	224,449,453
Jiangsu Zhenghua Information Technology Company, LLC (Note 4)	142,057	142,057	224,449,453
Chunghwa Precision Test Tech Co., Ltd and its subsidiaries (Note 5)	170,432	216,185	4,536,975
Shanghai Chief Telecom Co., Ltd. (Note 6)	4,973	4,973	1,724,264
IISI and its subsidiaries (Note 7)	39,923	39,923	637,049

Note 1:	Investments are divided into three categories as follows:

a.	Direct investment.

b.	Investments through a holding company registered in a third region.

c.	Others.

Note 2:	The amounts were calculated based on the investee’s reviewed financial statements.

Note 3:	Senao International Co., Ltd. and its subsidiaries were calculated based on the consolidated net assets value of Senao International Co., Ltd.

Note 4:	Chunghwa Telecom (China) Co., Ltd. and Jiangsu Zhenghua Information Technology Company, LLC were calculated based on the consolidated net assets value of Chunghwa Telecom Co., Ltd.

Note 5:	Chunghwa Precision Test Tech. Co., Ltd. and its subsidiaries were calculated based on the consolidated net assets value of Chunghwa Precision Test Tech. Co., Ltd

Note 6:	Shanghai Chief Telecom Co., Ltd. was calculated based on the consolidated net assets value of CHIEF Telecom Inc.

Note 7:	IISI and its subsidiaries were calculated based on the consolidated net assets value of IISI.

Note 8:	Senao International Trading (Shanghai) Co., Ltd. completed its liquidation in April 2021.

Note 9:	Jiangsu Zhenhua Information Technology Company, LLC. completed its liquidation in December 2018.

Note 10:	Chunghwa Telecom (China) Co., Ltd. was approved to end and dissolve its business in August 2020. The liquidation of Chunghwa Telecom (China) Co., Ltd. is still in process.

Note 11:	International Integrated Systems Inc. (Shanghai) completed its liquidation in August 2021.

Note 12:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 9

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT TRANSACTIONS

SIX MONTHS ENDED JUNE 30, 2022

(Amounts in Thousands of New Taiwan Dollars)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
2022	0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	a	Accounts receivable	$267,644	—	—
					Accrued custodial receipts	71,897	—	—
					Accounts payable	977,016	—	—
					Amounts collected for others	135,941	—	—
					Revenues	1,530,679	—	1
					Operating costs and expenses	407,955	—	—
					Inventories	37,711	—	—
			CHIEF Telecom Inc.	a	Accounts receivable	58,391	—	—
					Revenues	239,647	—	—
			Chunghwa System Integration Co., Ltd.	a	Accounts payable	257,631	—	—
					Operating costs and expenses	676,405	—	1
			Chunghwa Telecom Global Inc.	a	Accounts payable	36,618	—	—
					Operating costs and expenses	152,570	—	—
			Donghwa Telecom Co., Ltd.	a	Accounts payable	209,011	—	—
					Operating costs and expenses	252,995	—	—
			Honghwa International Co., Ltd.	a	Accounts payable	795,354	—	—
					Operating costs and expenses	3,057,812	—	3
					Inventories	609	—	—
			CHT Security Co., Ltd.	a	Accounts payable	69,331	—	—
					Operating costs and expenses	152,906	—	—
					Inventories	45,116	—	—
			International Integrated Systems, Inc.	a	Accounts payable	57,302	—	—
					Operating costs and expenses	192,871	—	—
					Inventories	9,936	—	—
			Aval Technologies Co., Ltd.	a	Accounts payable	15,443	—	—
					Operating costs and expenses	160,558	—	—

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.

b.	Subsidiaries are numbered from “1”.

Note 2:	Related party transactions are divided into three categories as follows:

a.	The Company to subsidiaries.

b.	Subsidiaries to the Company.

c.	Subsidiaries to subsidiaries.

Note 3:

Transaction terms with the related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.

Note 4:

For assets and liabilities, amount is shown as a percentage to consolidated total assets as of June 30, 2022, while revenues, costs and expenses are shown as a percentage to consolidated revenues for the six months ended June 30, 2022.

Note 5:	The amount was eliminated upon consolidation.

TABLE 10

CHUNGHWA TELECOM CO., LTD.

INFORMATION OF MAJOR STOCKHOLDERS

JUNE 30, 2022

Name of Major Stockholders	Shares
	Number of Shares	Percentage of Ownership (%)
Ministry of Transportation and Communications	2,737,718,976	35.29
Shin Kong Life Insurance Co., Ltd.	428,647,184	5.52

Note:

This table presents information provided by the Taiwan Depository & Clearing Corporation on stockholders holding greater than 5% of Chunghwa’s dematerialized securities that have completed the process of registration and delivery by book-entry transfer as of the last business day for the current quarter.